SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY.
COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07
4 - NIRE (State Registration Number) 3.530.015.770

01.02 - HEAD OFFICE

1 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar	2 - DISTRICT Itaim Bibi
3 - ZIP CODE 04530-001	4 - CITY São Paulo	5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2122-1414	8 - TELEPHONE 2122-1415	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 2122-1526	13 - FAX -	14 - FAX -
15 - E-MAIL ri@ambev.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Graham David Staley
2 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar	3 - DISTRICT Itaim Bibi
4 - ZIP CODE 04530-001	5 - CITY São Paulo	6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 2122-1414	9 - TELEPHONE 2122-1415	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 – FAX 2122-1526	14 - FAX -	15 - FAX -
16 - E-MAIL ri@ambev.com.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2008	12/31/2008	2	4/1/2008	6/30/2008	1	1/1/2008	3/31/2008
09 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes					10 - CVM CODE 00418-9
11 - PARTNER IN CHARGE Pedro Augusto de Melo					12 - PARTNER’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 011.512.108-03

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 6/30/2008	2 - PREVIOUS QUARTER 3/31/2008	3 - SAME QUARTER, PREVIOUS YEAR 6/30/2007
Paid-in Capital
1 - Common	345,077	345,055	345,055
2 - Preferred	269,342	279,362	279,362
3 - Total	614,419	624,417	624,417
Treasury shares
4 - Common	69	1,796	220
5 - Preferred	686	11,044	1,199
6 - Total	755	12,840	1,419

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Foreign
4 - ACTIVITY CODE 1090 - Beverages and Tobacco
5 - MAIN ACTIVITY Production of beer and soft drinks
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified opinion

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	4/3/2008	Dividend	4/28/2008	Common	1.3300000000
02	RCA	4/3/2008	Dividend	4/28/2008	Preferred	1.4630000000
03	RCA	4/3/2008	Interest attributed to shareholders’ equity	4/28/2008	Common	0.4000000000
04	RCA	4/3/2008	Interest attributed to shareholders’ equity	4/28/2008	Preferred	0.4400000000
05	RCA	7/11/2008	Dividend	7/31/2008	Common	1.1600000000
06	RCA	7/11/2008	Dividend	7/31/2008	Preferred	1.2760000000
07	RCA	7/11/2008	Interest attributed to shareholders’ equity	7/31/2008	Common	0.3800000000
08	RCA	7/11/2008	Interest attributed to shareholders’ equity	7/31/2008	Preferred	0.41 80000000

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)
01	4/28/2008	6,105,207	202,187	Capital Reserve	1,814	111.4800000000
02	4/28/2008	6,307,394	105,049	Capital Reserve	852	123.3000000000
03	4/28/2008	6,412,443	131,672	Capital Reserve	0	0.0000000000
04	4/28/2008	6,544,115	0	Cancelation of shares	-12,663	0.0000000000

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 - SIGNATURE

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2008	4 - 3/31/2008
1	Total assets	29,683,370	30,183,968
1.01	Current assets	3,340,932	3,362,017
1.01.01	Available funds	527,115	456,767
1.01.01.01	Cash and cash equivalents	527,115	456,767
1.01.02	Credits	826,219	758,042
1.01.02.01	Clients	448,070	446,305
1.01.02.02	Sundry Credits	378,149	311,737
1.01.02.02.01	Securities	0	0
1.01.02.02.02	Recoverable taxes	378,149	311,737
1.01.03	Inventories	750,119	752,843
1.01.03.01	Finished products	205,841	197,781
1.01.03.02	Work in process	62,682	55,130
1.01.03.03	Raw materials	263,798	232,874
1.01.03.04	Production materials	133,132	186,744
1.01.03.05	Supplies and other	85,060	81,488
1.01.03.06	Provision for losses	(394)	(1,174)
1.01.04	Other	1,237,479	1,394,365
1.01.04.01	Dividends and/or Interest attributed to shareholders’ equity	2,709	234,046
1.01.04.02	Deferred income and social contribution taxes	642,920	642,184
1.01.04.03	Prepaid expenses	372,637	385,567
1.01.04.04	Deferred result of financial instruments	138,368	64,574
1.01.04.05	Other assets	80,845	67,994
1.02	Non-current assets	26,342,438	26,821,951
1.02.01	Long-term assets	3,095,617	3,849,132
1.02.01.01	Sundry Credits	2,361,258	2,491,547
1.02.01.01.01	Compulsory, judicial deposits and tax incentives	293,182	299,090
1.02.01.01.02	Advances to employees for purchase of shares	32,988	36,067
1.02.01.01.03	Deferred income and social contribution taxes	2,035,088	2,156,390
1.02.01.02	Credits with Related Parties	324,446	892,567
1.02.01.02.01	Direct and Indirect Associated companies	0	0
1.02.01.02.02	Subsidiaries	324,446	892,567
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	409,913	465,018
1.02.01.03.01	Assets held for sale	68,237	68,237
1.02.01.03.02	Prepaid expenses	131,203	112,523
1.02.01.03.03	Assets surplus - AmBev Institute	18,503	18,503
1.02.01.03.04	Recoverable taxes	178,644	177,619
1.02.01.03.05	Advance for future capital increase	403	82,743
1.02.01.03.06	Other assets	12,923	5,393
1.02.02	Permanent Assets	23,246,821	22,972,819
1.02.02.01	Investments	18,233,872	17,991,131

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2008	4 - 3/31/2008
1.02.02.01.01	Interest in Direct and Indirect Associated Companies	0	0
1.02.02.01.02	Interest in Direct and Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	Interest in Subsidiaries	17,430,591	17,159,024
1.02.02.01.04	Interest in Subsidiaries - goodwill	787,251	816,139
1.02.02.01.05	Other investments	16,030	15,968
1.02.02.02	Property, plant and equipment	2,672,694	2,560,341
1.02.02.03	Intangible assets	374,771	350,951
1.02.02.04	Deferred charges	1,965,484	2,070,396

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2008	4 - 3/31/2008
2	Total liabilities	29,683,370	30,183,968
2.01	Current liabilities	6,824,363	5,386,250
2.01.01	Loans and financings	2,353,829	1,691,013
2.01.02	Debentures	57,944	54,441
2.01.03	Suppliers	848,114	760,250
2.01.04	Taxes, charges and contributions	640,679	600,563
2.01.04.01	Income and social contribution taxes	167,769	86,163
2.01.04.02	Other taxes and contributions payable	472,910	514,400
2.01.05	Dividends payable	267,330	294,526
2.01.05.01	Dividends payable	15,981	13,041
2.01.05.02	Provision for interest attributed to shareholders’ equity	251,349	281,485
2.01.06	Provisions	38,296	37,990
2.01.07	Accounts payable to related parties	1,712,364	1,167,894
2.01.08	Other	905,807	779,573
2.01.08.01	Unrealized loss on derivatives	303,368	236,612
2.01.08.02	Marketing accounts payable	339,413	304,006
2.01.08.03	Payroll, profit sharing and related charges	156,089	156,811
2.01.08.04	Other liabilities	106,937	82,144
2.02	Non-current liabilities	6,173,404	7,411,685
2.02.01	Long-term liabilities	5,940,844	7,214,688
2.02.01.01	Loans and financings	2,030,015	2,606,327
2.02.01.02	Debentures	2,065,080	2,065,080
2.02.01.03	Provisions	384,222	393,167
2.02.01.03.01	For contingencies	384,222	393,167
2.02.01.04	Accounts payable to related parties	726,604	1,391,301
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	734,923	758,813
2.02.01.06.01	Deferral of taxes on sales	397,643	409,287
2.02.01.06.02	Provision for medical assistance benefits/Other	101,965	99,717
2.02.01.06.03	Deferred income and social contribution taxes	16,471	17,521
2.02.01.06.04	Unsecured liabilities – subsidiaries	218,844	231,708
2.02.01.06.05	Other liabilities	0	580
2.02.02	Future taxable income	232,560	196,997
2.04	Shareholders' equity	16,685,603	17,386,033
2.04.01	Paid-in capital stock	6,544,115	6,105,207
2.04.02	Capital reserves	7,812,055	8,279,100
2.04.02.01	Stock option premium	0	0
2.04.02.02	Goodwill in the subscription of shares	4,989,897	9,254,480
2.04.02.03	Tax incentives	698,049	698,178
2.04.02.04	Treasury shares	(107,636)	(1,673,558)
2.04.02.05	Advances for Future Capital Increase	55,662	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2008	4 - 3/31/2008
2.04.02.06	Special goodwill reserve IN 319/99	2,176,083	0
2.04.03	Revaluation Reserve	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Profit reserves	1,182,041	2,521,035
2.04.04.01	Legal	208,832	208,832
2.04.04.02	Statutory	973,209	2,312,203
2.04.04.02.01	For Investments	973,209	2,312,203
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other profit reserves	0	0
2.04.05	Retained earnings/accumulated losses	1,147,392	480,691
2.04.06	Advances for future capital increase	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS–AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2008 to 6/30/2008	4 - 1/1/2008 to 6/30/2008	5 - 4/1/2007 to 6/30/2007	6 - 1/1/2007 to 6/30/2007
3.01	Gross sales and/or services	6,141,871	12,673,281	5,449,930	11,519,992
3.02	Gross sales deductions	(3,399,879)	(6,992,889)	(2,893,002)	(6,120,614)
3.03	Net sales and/or services	2,741,992	5,680,392	2,556,928	5,399,378
3.04	Cost of sales and/or services	(1,045,355)	(2,122,492)	(935,821)	(1,926,900)
3.05	Gross profit	1,696,637	3,557,900	1,621,107	3,472,478
3.06	Operating Expenses/Income	(1,188,610)	(2,172,521)	(1,077,752)	(2,096,270)
3.06.01	Selling	(523,391)	(1,059,503)	(498,940)	(950,184)
3.06.02	General and administrative	(366,755)	(736,206)	(216,320)	(482,673)
3.06.02.01	Administrative Expenses	(127,373)	(245,951)	(94,032)	(210,915)
3.06.02.02	Management fees	(7,842)	(13,576)	(9,155)	(209)
3.06.02.03	Provisions for contingencies	(16,532)	(45,013)	42,229	17,229
3.06.02.04	Depreciation and amortization	(215,008)	(431,666)	(155,362)	(288,778)
3.06.03	Financial	(86,109)	(328,932)	(169,599)	(352,034)
3.06.03.01	Financial income	209,914	229,662	102,306	162,393
3.06.03.02	Financial expenses	(296,023)	(558,594)	(271,905)	(514,427)
3.06.04	Other operating income	80,982	145,743	76,031	127,810
3.06.05	Other operating expenses	(101,507)	(134,055)	(85,459)	(171,672)
3.06.06	Equity accounting results	(191,830)	(59,568)	(183,465)	(267,517)
3.07	Operating income	508,027	1,385,379	543,355	1,376,208
3.08	Non-operating income	70	(1,768)	6,196	15,646
3.08.01	Income	577	826	7,675	17,315
3.08.02	Expenses	(507)	(2,594)	(1,479)	(1,669)
3.09	Income before taxes/profit sharing	508,097	1,383,611	549,551	1,391,854
3.10	Provision for income and social contribution taxes	14,641	(46,280)	1,525	(26,009)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS–AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2008 to 6/30/2008	4 - 1/1/2008 to 6/30/2008	5 - 4/1/2007 to 6/30/2007	6 - 1/1/2007 to 6/30/2007
3.11	Deferred income tax	(119,518)	(191,096)	(73,072)	(274,017)
3.12	Statutory Contributions/Profit Sharing	(1,137)	(328)	(29,297)	2,740
3.12.01	Profit Sharing	(1,137)	(328)	(29,297)	2,740
3.12.01.01	Employees	(857)	1,470	(27,484)	3,412
3.12.01.02	Management	(280)	(1,798)	(1,813)	(672)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ Equity	0	0	0	0
3.15	Income/Loss for the Period	402,083	1,145,907	448,707	1,094,568
	NUMBER OF OUTSTANDING SHARES EXCLUDING TREASURY SHARES (in thousands)	613,664	613,664	622,998	622,998
	EARNINGS PER SHARE (Reais)	0.65522	1.86732	0.72024	1.75694
	LOSS PER SHARE (Reais)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Monetary amounts in thousands, unless otherwise stated.

1. OUR GROUP AND OPERATIONS

a)	Overview

Companhia de Bebidas das Américas - AmBev (referred as “Company” or “AmBev” or “Parent Company”), headquartered in São Paulo, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other companies in Brazil and elsewhere in the Americas.

The Company maintains a franchising agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Lipton Ice Tea, Gatorade and H2OH!.

The Company maintains a licensing agreement with Anheuser-Busch, Inc., through its subsidiary Labatt Brewing Company Limited (“Labatt Canada”), to produce, bottle, sell and distribute Budweiser products in Canada. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois under license of InBev S.A./N.V. (“InBev”) in Brazil, Argentina, Canada, and other countries and, by means of a license granted to InBev, it distributes Brahma in the United States and in certain countries of Europe, Asia and Africa.

The Company’s shares are traded on the São Paulo Stock Exchange – BOVESPA and on the New York Stock Exchange – NYSE, as American Depositary Receipts - ADRs.

b)	Main events occurred in the periods of 2008 and of 2007

(i) Acquisition of interest from minority shareholders of Quilmes Industrial Société Anonymer (“Quinsa”)

On June 30, 2008, the Company, by means of its subsidiary Dunvegan S.A., concluded some purchase operations of shares the minority shareholders of Quilmes Industrial Société Anonyme (“Quinsa”), in the amount of R$11,794 (equivalent to US$7,257), of which 34,850 were Class A shares and 152,008 Class B shares. These transactions resulted in a goodwill amounting to R$9,552.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(ii) Capital increase in AmBev International

On June 19, 2008, the Company performed a capital increase in Ambev International Finance Co. Ltd in the amount of R$32 (equivalent to US$20) relative to the issue of 20,000 common shares. This increase resulted in a Premium in the Issue of Shares in the amount of R$32,136 (equivalent to US$19,980).

(iii) Sale of the brands and assets of Cervejaria Cintra Indústria e Comércio Ltda. (“Cintra”)

On May 21, 2008, the Company entered into a “Private Instrument of Assignment and Transfer of Assets, Rights and Obligations, with Sale and Purchase of Brands and Other Covenants”, with Schincariol Participações e Representações S.A. (“Schincariol”). The amounts related to the assignment and transfer of brands and sale of the distribution assets, according to the agreement, were R$16,600 and R$22,400, respectively. The result of the assignment and transfer of brands, totaling a loss of R$40, was recognized in the quarter ended June 30, 2008, while the result of the sale of the distribution assets will be recognized in July 2008, by occasion of the transfer of ownership of the assets to Schincariol.

As a result of the sale of the brands, the corporate name of Cintra was changed to Londrina Bebidas Ltda. (“Londrina”), on June 20, 2008.

(iv) Outcome of the public tender offer for the shares of Quinsa

The Company announced on February 12, 2008 the closure of the public voluntary tender offer to acquire 5,483,950 Class A shares and up to 8,800,060 Class B shares (including Class B shares issued as American Depositary Shares (“ADS”) issued by its subsidiary Quinsa, Société Anonyme (“Quinsa”), which represented the outstanding Class A and Class B shares (including Class B shares held as ADS) not owned by AmBev or by its subsidiaries.

AmBev has accepted the purchase of 3,136,001 Class A shares, and 8,239,536.867 Class B shares (including 7,236,336.867 Class B shares held as ADS) issued by Quinsa, representing 57% of Quinsa’s Class A shares and 94% of Quinsa’s Class B shares not owned by AmBev or by its subsidiaries, that were tendered and not withdrawn.

With the settlement of the offering, which took place on February 15, 2008, AmBev’s interest in Quinsa’s voting capital started to be of 99.56%, holding a 99.26% economic interest. The Company disbursed the amount of R$617,632 (the equivalent to US$353,499), to settle the transaction, which generated goodwill in the amount of R$500,737.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(v) Interest increase – Lambic Holding S.A. (“Lambic”)

On January 24, 2008, the Company, through its subsidiary Cervejarias Reunidas Skol Caracu S.A. (“Skol”), paid the amount of R$82,262 (the equivalent to US$46,000), for the acquisition of 12.901% of the shares of our Argentine subsidiary Lambic Holding S.A. (“Lambic”).

(vi) Acquisition of Obrinvest – Obras e Investimentos S.A. (“Obrinvest”)

On January 16, 2008, the Company acquired the total capital stock of Obrinvest – Obras e Investimentos S.A., the owner of Cintra brand. The difference between the amount of R$16,614 paid and Obrinvest’s book value of R$185 was recorded in “Intangible assets” as brands and patents. On May 15, 2008 there was the dissolution of Obrinvest. On the same date, the assets and liabilities of Obrinvest were assumed by the Company.

(vii) Merger of the subsidiary Beverage Associates Holding Ltd (“BAH”)

On June 29, 2007, the subsidiary BAH was merged into AmBev, with the purpose of simplifying the corporate structure and reducing costs of the two companies involved. The amortization of the goodwill recorded by AmBev, based on future profitability, is being, after the merger, considered deductable for fiscal purposes, pursuant to the tax legislation in force, and according to the opinion of its legal consultants. As BAH was 100% controlled by AmBev, there was no issuance of shares in the merger.

(viii) Acquisition of Lakeport Brewing Income Fund (“Lakeport”) by Labatt Canada

On March 29, 2007 Labatt Canada acquired 91.43% of Lakeport’s Units, and paid for the Units the amount of CAD$208,468 (equivalent to R$376,412 on December 31, 2007), recording a goodwill of CAD$205,935 (equivalent to R$371,838 on December 31, 2008), which is being amortized in a straight-line basis in the course of 10 years.

Subsequent to the compulsory acquisition of the remaining Units, Lakeport became Labatt Canada’s wholly-owned subsidiary. Labatt Canada made the necessary procedures to ensure that the Units were delisted from the Toronto Stock Exchange and obtained the authorization to cease being a reporting issuer under Canadian securities legislation.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(ix) Sale and purchase agreement related to Cintra

On March 28, 2007, the Company announced the execution of the purchase and sale agreement of the total quotas of Goldensand Comércio e Serviços Sociedade Unipessoal Lda. ("Goldensand"), Cintra’s parent company, owing 95.89% of the quotas. The amount paid for the purchase was R$43,167 and resulted in goodwill initially calculated, in the amount of R$548,680, which is being amortized in 10 years.

In addition, the Company, through a subsidiary, also acquired 4.11% of Cintra’s quotas at the acquisition price of R$6,482, resulting in goodwill of R$21,025, which is being amortized in 10 years. These transactions did not include the acquisition of Cintra’s brands and distribution assets.

On September 30, 2007, the Company carried out a detailed analysis of the assets and liabilities acquired from these companies and made adjustments, mainly related to the provision for contingencies and deferred income tax, which resulted in the reduction of the values of initial goodwill in the amounts of R$185,611 in Goldensand and R$7,964 in Cintra. The adjusted consolidated opening balance sheet of Goldensand is as follows:

04.17.07
Current assets	32,742
Long-term assets	141,316
Property, plant and equipment	154,550
Current liabilities	58,358
Long-term liabilities	345,660
Provision for contingencies	251,086
Minority interest (*)	(6,594)
Shareholders’ equity	(319,902)
(*) Indirect interest of Monthiers, a wholly-owned subsidiary of AmBev.

(x) Acquisition of 20% of the common shares of the subsidiary Compañia Cervecera AmBev Ecuador S.A. (“AmBevEcuador”)

On March 5, 2007, the Company, through its subsidiary Monthiers S.A. (“Monthiers”), acquired 120,500 common shares of AmBev Ecuador from Freeville Management Ltd., for the amount of US$1,336, representing an interest increase of 20% in its capital stock. Thus, the Company increased its interest in the capital of AmBevEcuador from 80% to 100% and recorded goodwill of R$770.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices adopted by the Company in the preparation of the quarterly information are consistent with those adopted by the Company in the preparation of the audited financial statements related to the year ended December 31, 2007.

a)	Law 11,638/07 – amendment to Law 6,404/76 (“Brazilian Corporation Law”)

Law No. 11,638, published in the Official Federal Gazette on December 28, 2007, effective as from January 1st, 2008, changed a number of provisions in the Brazilian Corporation Law. The purpose of this new law was to update the Brazilian Corporate Law, to converge the Brazilian generally accepted accounting practices to the International financial reporting standards (IFRS) and to allow for new accounting pronouncements to be issued by the Brazilian Securities and Exchange Commission (CVM) based on International accounting practices.

Based on CVM Rule 469 issued on May 2, 2008, which allows publicly-held companies to choose to apply the provisions of Law 11,638 to the Quarterly Information (ITRs) during 2008, the Company’s management highlights the following issues that, it believes, may change the presentation of the financial statements and the criteria for determination of the financial position and earnings for the year ending December 31, 2008:

1)
The mandatory disclosure of the Statement of Changes in Financial Position was eliminated and will be replaced by the Statement of Cash Flows, already disclosed by the Company as complementary information. Additionally, the Statement of Added-Value was also introduced as a mandatory disclosure and will be disclosed by the Company as from the year ending December 31, 2008.

2)
Intangible assets and rights were segregated from the tangible ones, and permanent assets are now classified into investments, property, plant and equipment, intangible items and deferred charges. This was already incorporated in the quarterly information as of June 30, 2008 and as of March 31, 2008.

3)
The caption "Equity valuation adjustments" was created under Shareholders' Equity. Any counterparties to increases or decreases in the amount assigned to asset and liabilities items, arising from its market price valuation, will be considered as adjustments to equity while not computed in the income statement for the year in accordance with the accrual basis. As mentioned in Note 13 (b)(ii), as of June 30, 2008, unrealized losses from commodity and currency hedge agreements totaled R$74,951, and were deferred as Other assets. Should these changes be recognized as “equity evaluation adjustment”, assets and shareholders’ equity would be reduced in said amount, not considering the possible effect of the corresponding deferred income tax.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

4)
Pre-operating expenses and restructuring costs effectively contributing to increase in earnings for the year for more than one fiscal year and not representing just a decrease in costs or addition to the operating efficiency shall be classified as Deferred Charges. The Management of the Company believes that expenses currently recorded as Deferred Assets will contribute to increasing the result of more than one year, and, thus, this change is not expected to result in significant impacts.

5)
Tax incentives will no longer be classified as a capital reserve, and will now be recognized in the income statement for the year. In view of determination by the Management bodies, the General Shareholders' Meeting may assign part of the profit corresponding to these incentives for recognition of a Fiscal Incentives Reserve, to be created as part of the profit reserves and that may be excluded from the mandatory dividend calculation basis. Tax incentives generated in the second quarter totaled R$36,364 (R$38,797 on March 31, 2008), and, pursuant to CVM Rule 469, were accounted temporarily as Deferred Income and will be kept in this account until CVM issues a specific rule about the matter.

6)	Additionally, the criteria for valuation of assets and liabilities were changed, with the following issues worth mentioning:

•
Asset and liabilities items arising from long-term operations, as well as significant short-term operations, will be adjusted at present value, in accordance with international accounting standards. The Management assessed that assets and liabilities classified as Non-Current Assets and Non-Current Liabilities, as well as significant Current balances, are already presented at present value.

•
The recovery amount of property, plant and equipment, intangible assets and deferred charges assets and rights shall be periodically evaluated so that the company may record potential losses or carry out a review of the depreciation rates, amortization, and depletion criteria. The Management has performed a recovery analysis of assets and rights of property, plant and equipment, intangible assets and deferred charges, and concluded that there is no need to record provision for losses or changes in current depreciation and amortization rates.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

•
Rights classified under intangible assets shall be evaluated based on the cost incurred upon purchase deducted from the balance of the respective amortization account. On June 30, 2008 (and March 31, 2008), rights classified as intangible assets were recorded at acquisition cost and deducted from the amortization account, as described in Note 6.

•
"Available-for-sale" or "held-for-trading" financial instruments will now be evaluated at market value. The Company’s assessment is that the financial instruments that should be evaluated at market value are public notes, classified as “held-for-trading”, and derivative instruments, both described in Note 13. These financial instruments are currently recognized by the lowest between the “curve” value (value ascertained based on the contractual conditions between the Company and third parties) and the market value. In case the Company had recognized these instruments at market value, its result for the period and shareholders’ equity would have decreased by R$247,604, not considering the possible effect of the corresponding deferred income tax.

•
All other financial instruments shall be evaluated based on their updated cost or adjusted in accordance with the probable realizable value, if lower. The Company believes that this change will not result in impacts, since the financial instruments are already assessed as the lowest between the market value and the “curve” value (restated cost).

7)
In Transformation, Incorporation, Merger or Spin-off operations between independent parties in which there is an effective transfer of control, the valuation of assets and liabilities must be at market value. Pursuant to CVM Rule 469, any operations carried out during 2008 will be accounted for at market value until the end of the current year.

8)
Interest in debentures, held by employees and management, even if as financial instruments, or as employees assistance institutions or pension funds, not characterized as expenses, shall be included in the statement of income for the year. In conformity with CVM Rule 469, while CVM does not issue a specific rule regulating the matter, publicly-held companies must disclose share-based compensation information in accordance with the guidelines set forth in item 25.10 of Circular Letter CVM/SNC/SEP/no. 01, as of February 14, 2007. Information regarding our share-based Compensation Plan is disclosed in Note 12.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

b)	Accounting pronouncements issued in 2008

Basic Conceptual Pronouncement – Conceptual Structure

Approved by CVM Resolution 539/08, this pronouncement has as purpose to be the source of basic and fundamental concepts to be used in the preparation and interpretation of Technical Pronouncements, as well as in the preparation and utilization of Accounting Statements of commercial, industrial and other entities of businesses. This pronouncement does not define rules or procedures for any particular issue about measurement or disclosure aspects.

CPC 01 – Reduction to the Recoverable Amount of Assets

Approved by CVM Resolution 527/07, this pronouncement defines procedures aiming at ensuring that the assets are not recorded by an amount higher than that liable of being recovered in time by use in operations of the entity or their possible sale. In the event there are clear evidences that the assets are recorded by an unrecoverable amount in the future, the Company shall immediately recognize the depreciation, by means of the constitution of provision for losses.

According to CVM Resolution 527/07, this pronouncement is mandatory for publicly-held companies, for application to the years ended as of December 2008.

As mentioned in Note 2(a)(6), the Management carried out a recovery analysis of assets and rights of property, plant and equipment, intangible assets and deferred charges and concluded that there is no need of provision for losses or change in the current depreciation and amortization rates. These analyses will be updated for the end of 2008.

CPC 02 – Effects of the changes in the conversion and exchange rates of the financial statements

Approved by CVM Resolution 534/08, this pronouncement defines procedures to record transactions in foreign currency and operations abroad in the financial statements of an entity in Brazil, record the exchange variations of assets and liabilities in foreign currency and how to convert the financial statements of an entity from a currency into another.

According to CVM Resolution 534/08, this pronouncement is mandatory for publicly-held companies, for application to the years ended as from December 2008.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

The Management’s expectation is that the main impact resulting from the application of this pronouncement corresponds to the treatment of the result coming from the exchange variations of investments abroad treated as independent entities, which shall be recorded in the shareholders’ equity of the investee in its converted statements and in the shareholders’ equity of the investing company, so that these gains or losses free of financial inflows or outflows in one and another are not recognized in the result until the total or partial write-off of the investment. The result of the exchange variation accumulated on June 30, 2008 totaled a loss of R$70,644 in the Parent Company and a loss of R$109,369 in the Consolidated, both accounted for in Other operating income (expenses). If the Company had accounted for this loss in the shareholders’ equity, the result for the year would be increased by the respective amounts.

The Company chose not to apply this pronouncement during 2008, in the quarterly information, and will apply it in the financial statements for the year to end on December 31, 2008.

c)	Accounting estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amount of certain assets, liabilities and other transactions. This includes several estimates relating to the useful life of property, plant and equipment, provisions for contingent liabilities, for the calculation of projections to determine the recovery of property, plant and equipment, intangible, deferred charges and deferred income tax asset balances, and relating to the determination of income tax provision, which, although they are the best estimate of management, actual values may differ from such estimates.

d)	Determination of net income

Revenues and expenses are recognized on an accrual basis. Sales revenues and their respective costs are recorded when all risks and benefits related to products sold are transferred to customers. Sales revenues are not recorded if there is a significant uncertainty regarding its realization.

e)	Current and Non-current Assets

•	Cash and cash equivalents

Cash and cash equivalents, represented by amounts with immediate settlement and with maturity date to 90 days, are represented at the acquisition cost, plus income earned until the balance sheet date and readjusted, when applicable, at its equivalent market value.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

•	Short-term investments

The short-term investment, mainly represented by marketable securities, government bonds and bank deposit certificates, in addition to those denominated in foreign currency, are presented at cost value, plus, when applicable, income earned “pro rata temporis”; when necessary, the Company records provision for the reduction to market values. Additionally, the quotas of investment funds are valued at market value, and when applicable, the Company records provision with the purpose of deferring the unrealized variable income.

The consolidated balance sheet of short-term investments, as of June 30, 2008, includes deposits in bank account and financial investments, subject to the issuance of foreign debt bonds of subsidiaries, in the amount of R$17,322 (R$18,978 on March 31, 2008).

•	Accounts receivable

Accounts receivable is stated at the invoiced amount including respective sales taxes.

The allowance for doubtful accounts is recorded in an amount considered enough by management to cover probable losses in the realization of credits, as follows:

	Parent Company		Consolidated
	06.30.08	03.31.08	06.30.08	03.31.08
Opening balance	140,630	138,709	188,017	186,121
Constitution	10,745	11,455	15,734	15,982
Reversal/utilization	(10,984)	(9,534)	(14,026)	(13,753)
Exchange rate variation (*)	-	-	(2,554)	(333)
Closing balance	140,391	140,630	187,171	188,017
(*) Exchange rate variation related to the allowance for doubtful accounts of foreign companies.

•	Inventories

Inventories are stated at average cost of purchases or production, adjusted, when necessary, by the provision for reduction at realizable values.

Inventories cost includes purchase, transportation and warehouse costs. For finished goods and work in progress products, costs include general expenses related to the production based on the normal operational capacity.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

•	Other assets

Other current and non-current assets are presented at cost value, including, when applicable, the income earned to the end of the year. When necessary, a reserve for reduction in market values is recorded.

f)	Permanent assets

Investments in subsidiaries and in joint subsidiaries are evaluated by the equity accounting method and, during its first evaluation, the accounting practices adopted are standardized to those adopted by the Company. The accounting value of these investments includes the breakdown of the acquisition costs in equity value, goodwill or negative goodwill.

Goodwill in investments, substantiated in the surplus value of the fixed asset, is amortized based on the expected useful life of the fixed asset of the subsidiary, while goodwill (negative goodwill) attributed to the expected future results is amortized within the term of ten years and recorded in item “Other operating expenses”. Negative goodwill in investments, attributed to various economic reasons, will only be realized upon the possible sale or write-off of investments.

The fixed asset is stated at acquisition cost and may include interest from the financing incurred during the construction of certain qualified assets. Maintenance and repair expenses, when incurred, are recorded as expenses. Losses with bottles and crates during production are included in the cost of goods sold. Other losses in the realization of the property, plant and equipment are evaluated by the Company management and, when applicable, a provision is recorded. Depreciation is calculated by the straight-line method, considering the useful and economic life of the assets, at the annual rates mentioned in Note 6.

Intangible assets are stated at acquisition cost, and are composed mainly of the distribution areas of former resellers acquired by the Company, with a view to perform direct distribution. Amortization is calculated by the straight-line method, at the annual rates mentioned in Note 6, within the term limits established in the legislation.

The deferred charges asset are comprised mainly by expenses incurred throughout the pre-operating phase, goodwill from the acquisition of subsidiaries merged by the Company and expenses from implementation and expansion (see Note 7). The amortization of the deferred charges is calculated by the straight-line method, up to 10 years, as from the date the operating activities startup, when related to expenses from the pre-operating phase and as from the following month to the merger, when related to goodwill.

g)	Translation of the financial statements of subsidiaries located abroad

Malt operations located in Argentina and Uruguay use the US dollar as their functional currency, as their revenues and cash flows are considerably pegged to such a currency. The financial statements of subsidiaries located abroad are prepared based on the local currency, as well as on the functional currency.

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Assets, liabilities and shareholders’ equity of the subsidiaries located abroad are translated into reais at the exchange rates effective on the date of the financial statements. The income statement is translated and maintained in reais at the average exchange rates of each month.

The difference between the net income determined at the exchange rates on the date of the financial statements and that ascertained at the average exchange rates of the period is recorded in “Other operating income”.

The parity between local currency and the US Dollar (“US$”) was used for the translation of the financial statements of subsidiaries located abroad, at the rates below. The exchange rate from US Dollar to Brazilian Real (“R$”) used on June 30, 2008 was R$1.5919 (R$1.7491 on March 31, 2008).

Currency	Name	Country	Initial rate	Final rate
DOP	Dominican peso	Dominican Republic	34.0506	34.3477
GTQ	Quetzal	Guatemala	7.6149	7.54797
PEN	Peruvian sol	Peru	2.7390	2.9680
VEF	Bolívar	Venezuela	2.15	2.15
ARS	Peso	Argentina	3.1680	3.0250
BOB	Boliviano	Bolivia	7.50	7.22
PYG	Guarani	Paraguay	4.380.01	3.930.05
UYU	Uruguayan peso	Uruguay	20.35	19.42
CLP	Chilean Peso	Chile	439.09	520.14

The parity between Canadian Dollars (“CAD”) and reais was used for the translation of Labatt Canada’s financial statements at the rate of R$1.56268 on June 30, 2008 (R$1.70212 on March 31, 2008)

h)	Current and non-current liabilities

These are stated at known or calculable values, plus, when applicable, the corresponding charges and monetary variations accrued until the date of the financial statements. The assets and liabilities classified in the groups of Non-Current Assets and Non-Current Liabilities, as well as the relevant balances of Current Assets and Liabilities, are substantially presented at present value.

i)	Operations with derivatives of currencies and interest – Financial items

The Company keeps derivative instruments with the purpose of hedging its consolidated risk exposure of currencies and interest. Pursuant to the CVM rules, operations “not designated for accounting” are valued at the lowest amount between their cost values, accrued based on the agreement conditions between the Company and third parties (“paper curve”), and their market value, and recorded in the item “Gains on unrealized derivatives” or “Losses on unrealized derivatives”. For the operations designated as hedge operations, the recognition is performed based on the amortized cost. The nominal amounts of the forward and swap operations of currencies and interest are not recorded in the balance sheet.

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

j)	Operations with derivatives of currencies and commodities – Operating items

The Company keeps derivative instrument with the purpose of hedging its consolidated exposure of costs of raw materials to be acquired and operating expenses whose prices are pegged to the price variation of currencies and commodities.

The net results of these derivatives instruments, designated as hedged are valued at market value, deferred and recorded in the Company’s balance sheet in the item “Other assets and liabilities”, and recognized in profit and loss when the hedged is recorded in the profit and loss. Raw materials are recorded in profit and loss when the sale of the product is recorded in the item “Cost of goods sold”. In the case of expenses, the result will be recorded when expenses are recorded in the item “Operating expenses” in profit and loss.

k)	Provision for contingencies and liabilities related to legal proceedings

The provision for contingencies is reassessed by monetary correction and relates to labor, tax, civil and commercial issues claimed at the administrative and judicial levels, based on the estimated losses established by the Company’s internal and external legal counsel, in the cases in which such losses are considered probable.

Tax reductions, obtained based on judicial decisions derived from lawsuits filed by the Company and its subsidiaries against the fiscal authorities are subject to provisioning until they are ultimately ensured in favor of the Company and its subsidiaries.

l)	Fiscal incentives

The Company and its subsidiaries have certain state fiscal incentive programs as deferred tax payments, with partial or full reductions of these. In some States the grace periods and reductions are not conditional.

However, when the conditions exist, they refer to facts under Company’s control. The benefit related to the reduction of these tax payments, once recorded as fiscal incentives and accounted for in the shareholders' equity of the Company and its subsidiaries, was reclassified to Deferred Income according to the determination of CVM Instruction no. 469 pursuant to Note 2(a)(5). These amounts are accounted for based on the accrual basis of accounting of these taxes, or upon the compliance by the companies of the main obligations established by the state programs, in order to receive the benefit granted.

In the Company’s financial statements, benefit related to its subsidiaries is recorded in the item “Other operating income” and, on June 30, 2008, amounted to R$98,323 at the Parent Company and R$103,904 at the consolidated (R$94,420 and R$100,495, respectively, on June 30, 2007).

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

m)	Income and social contribution taxes

The income and social contribution taxes are calculated at the rates set forth in the applicable legislation. Charges related to income tax and social contribution is recorded on the accrual basis, plus the deferred income tax calculated at timing differences between the accounting and tax basis of assets and liabilities.

The Company also records the deferred income tax corresponding to the future tax benefit on tax losses carryforward and negative basis of social contribution where these benefits are expected to be realized, within 10 years, based on the future results projection.

n)	Actuarial assets and liabilities related to benefits to employees

The Company and its subsidiaries record the actuarial assets and liabilities related to benefits to employees in accordance with the CVM Resolution no. 371, as of December 13, 2000.

The actuarial gains and losses are recorded as income or expense, based on unrecognized gains and losses, which exceed, in each period, the higher between (a) 10% of the present value of the actuarial liability and (b) 10% of the fair value of the plan assets, amortized by the estimate future average time of service of the plan participants.

o)	Consolidated financial statements

The consolidated financial statements include the financial statements of the Company and its direct and indirect subsidiaries, as mentioned in Note 5 (c) and (d). The accounting policies were applied uniformly to the consolidated companies and are consistent with those applied in the previous year.

Until July 2006, the Company proportionally consolidated, which, on August 2006, started being fully consolidated.

In addition, the Company consolidates net liabilities and the results of Agrega Inteligência em Compras Ltda. (“Agrega”) and ITB - Ice Tea do Brasil Ltda. (“ITB”), proportionally to its stake in the accounting statements of these companies. On June 30, 2008, total net liabilities recorded by AmBev relative to these companies amounted to R$1,700 and net results totaled R$3,819 ((R$5,132) and R$798, respectively, on June 30, 2007).

The Company also consolidated the financial statements of the fund Taurus Investment SPC (“Taurus Investment”), an investment fund fully and directly controlled through the Company’s subsidiaries. On June 30, 2008 and 2007, the balances presented at the consolidated financial statements related to the fund corresponded, primarily, to short-term investments and operations with derivative instruments used to mitigate the Company’s exposure to variations in the prices of commodities, interest rate and exchange rates.

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

p)	Transactions with related parties

Transactions with related parties are carried out under usual market conditions and include, among others, the buying and selling of raw materials such as malt, concentrates, labels, corks, bottles and various finished goods.

Loan agreements among the Company's subsidiaries in Brazil have undetermined maturity terms and are subject to financial charges, except for some agreements with subsidiaries, in which the Company holds 100% of the capital stock, which are not subject to financial charges.

Agreements involving the Company's foreign subsidiaries are usually monetarily restated based on the US dollar variation, plus annual interest up to 10%.

q)	Reclassifications

With the purpose of improving the presentation of certain amounts and transactions in its financial statements, as well as maintaining the comparability between the periods, the Company made the following reclassifications to the consolidated financial statements:

-
in the Balance Sheet on March 31, 2008: (i) from Other assets in the Current Assets to Provisions in the Current Liabilities the amount of R$151,288; (ii) from Income tax and social contribution to Provisions, both in Current Liabilities, the amount of R$169,403;

-
in the Statement of Income: (iii) in the half year ended on June 30, 2007 from Cost of goods sold the amount of R$2,416, from Sales expenses the amount of R$3,891 and from Administrative expenses the amount of (R$493), to Employee profit sharing, totaling R$5,814, and for the second quarter of 2007 the amounts were R$227, (R$1,024) and (R$4,801), respectively, totaling (R$5,598).

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

3. RECOVERABLE TAXES AND TAXES PAYABLE

a)	Breakdown of recoverable taxes – Current and non-current:

	Parent Company				Consolidated
	Short-term		Long-term		Short-term		Long-Term
	06.30.08	03.31.08	06.30.08	03.31.08	06.30.08	03.31.08	06.30.08	03.31.08

IPI	9,300	15,050	-	-	20,090	26,474	-	-
ICMS	130,587	119,369	127,435	125,659	141,502	129,176	134,234	132,777
PIS / COFINS	50,524	51,090	27,030	27,870	59,041	60,123	28,069	28,914
IRRF	5,388	3,902	-	-	19,336	16,613	-	-
IRPJ / CSLL	168,090	108,016	6,399	6,348	235,912	158,457	14,943	14,824
Other taxes	14,260	14,310	17,780	17,742	79,828	88,177	24,463	24,394
Foreign units taxes	-	-	-	-	14,262	32,198	-	-
	378,149	311,737	178,644	177,619	569,971	511,218	201,709	200,909

b)	Breakdown of taxes payable - current:

	Parent Company		Consolidated
	06.30.08	03.31.08	06.30.08	03.31.08

IPI	31,136	42,884	33,503	43,764
ICMS	405,431	425,326	419,728	436,362
PIS / COFINS	248	8,508	3,205	10,845
IRRF	3,846	13,091	4,471	14,200
Other taxes	32,249	24,591	54,478	53,968
Foreign units taxes	-	-	382,196	397,826
	472,910	514,400	897,581	956,965

Abbreviations used:
IPI – Excise Tax
ICMS – Value-Added Tax
PIS – Social Integration Program
COFINS – Contribution for Social Security Financing
IRRF – Withholding Income Tax
IRPJ – Corporate Income Tax
CSLL – Social Contribution on Net Income

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

4. TRANSACTIONS WITH RELATED PARTIES

	Balances on June 30, 2008				Transactions in the 2nd quarter of 2008
Companies	Accounts receivable	Accounts payable	Intercompany loans receivable	Intercompany loans payable	Net sales	Net financial result
AmBev (i) (ii)	280,815	(1,752,679)	48,352	(686,288)	114,359	(191,885)
AmBev International	250,408	-	56,474	-	-	40,364
Arosuco	145,982	(219,414)	-	-	153,965	(176)
Aspen	-	(7)	81,507	(206,014)	-	(9,411)
Brahmaco	796	(796)	205,325	(198,412)	-	511
Brahma Venezuela	1,083	(22,667)	60,525	-	-	(793)
Londrina	29,630	(6,168)	7	(7)	25,323	-
CRBS S.A.	1,769	(2,017)	243	(24,557)	-	-
Cympay	59,259	(91)	9,963	-	47,204	2,003
Dunvegan S.A.	97,714	(796)	376,651	(656,674)	-	(14,741)
Eagle	-	(324)	178	(2,886)	-	18
Fratelli Vita	76,056	(2,823)	209	(83,191)	18,352	(6,978)
Goldensand	-	-	-	(78,846)	-	(6,494)
Jalua Spain, S.L.	7	-	387,012	(507,944)	-	(2,004)
Labatt Canadá	1,097	(9,641)	-	(252)	8,229	-
Malteria Uruguay S.A.	198,181	(131,100)	-	(38,044)	102,454	1,145
Malteria Pampa S.A.	138,386	(194,312)	171	-	28,475	33
Monthiers S.A.	520,776	-	1,339,001	-	-	144,784
Quinsa	-	(3,340)	-	-	263	-
Skol	-	(49)	281	(18,620)	-	-
Taurus Investments	549,717	-	-	-	-	38,569
Other domestic	2,353	(7,199)	155,628	(169,223)	3,178	3,844
Other international	5,469	(15,741)	-	(46,448)	-	452
TOTAL	2,359,498	(2,369,164)	2,721,527	(2,717,406)	501,804	(759)

	Balances on March 31, 2008				Transactions in the 2nd quarter of 2007
Companies	Accounts receivable	Accounts payable	Intercompany loans receivable	Intercompany loans payable	Net sales	Net financial result
AmBev (i) (ii)	860,388	(1,700,019)	76,203	(859,176)	101,201	(82,760)
AmBev International	290,067	-	31,861	-	-	-
Arosuco	1,435	(14,409)	-	-	145,504	(21)
Aspen	-	(124)	86,948	(222,164)	-	(5,315)
Brahmaco	875	(875)	220,651	(213,216)	-	290
Brahma Venezuela	1,197	(23,249)	65,648	-	-	(1,052)
Londrina	20,871	(1,519)	-	(11,328)	192	-
CRBS S.A.	122,656	-	241	(25,286)	-	-
Cympay	80,307	(42,638)	1,396	-	25,709	(35)
Dunvegan S.A.	107,363	(875)	409,012	(715,929)	-	(11,319)
Eagle	-	(867,979)	196	(2,898)	-	14
Fratelli Vita	6,515	(6,059)	102,058	(90,137)	6,867	(3,889)
Goldensand	-	-	-	(85,340)	-	(5,290)
Jalua Spain, S.L.	-	-	426,771	(549,707)	-	5,512
Labatt Canadá	1,035	(8,530)	-	(277)	-	-
Malteria Uruguay S.A.	255,797	(199,218)	-	(31,861)	79,051	-
Malteria Pampa S.A.	139,421	(151,098)	475	-	33,195	33
Monthiers S.A.	554,937	-	1,457,863	-	-	102,148
Quinsa	-	(2,610)	-	-	-	-
Skol	-	(18)	208	(19,346)	-	-
Taurus Investments	592,457	-	-	-	-	-
Other domestic	5	(10,095)	169,926	(197,673)	2,368	1,625
Other international	5,616	(15,273)	-	(21,012)	-	928
TOTAL	3,040,942	(3,044,588)	3,049,457	(3,045,350)	394,087	869

(i) AmBev has amounts recorded under “Accounts receivable and payable” with its shareholders FAHZ and InBev, whose financial statements are not part of the Company's consolidated information, and, therefore, balances were not eliminated. (ii) The balance of “Accounts receivable with subsidiaries”, as of June 30, 2008, includes the amount of R$4,720, relative to advances to suppliers, as stated in the Balance Sheet (Parent Company) under “Inventory”, in the account “Production materials”

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Names used:
AmBev Brasil Bebidas Ltda (“AmBev Bebidas”)
AmBev International Finance Co. Ltd. (“AmBev International”)
Arosuco Aromas e Sucos Ltda. (“Arosuco”)
Aspen Equities Corporation (“Aspen”)
Brahmaco International Limited (“Brahmaco”)
Cerveceria y Maltería Paysandú S.A. (“Cympay”)
Compañia Brahma Venezuela S.A (“Brahma Venezuela”)
Eagle Distribuidora de Bebidas S.A. (“Eagle”)
Fratelli Vita Bebidas S/A (“Fratelli Vita”)
Fundação Antônio e Helena Zerrenner – Instituição Nacional de Beneficência (“FAHZ”)
InBev S.A./N.V. (“InBev”)

5.  INVESTMENT IN DIRECT SUBSIDIARIES

a)	Parent company - changes in investments in direct subsidiaries, including goodwill and negative goodwill:

	Investment in subsidiaries	Goodwill	Total
Balance on March 31, 2008	16,927,316	816,139	17,743,455
Equity in the results of subsidiaries (i)	(191,830)	-	(191,830)
Reversion of provision for losses on investments	12,864	-	12,864
Merger – Obrinvest	(169)	-	(169)
Acquisition of investment – Quinsa	-	1,435	1,435
Goodwill amortization	-	(30,323)	(30,323)
Dividends received and receivable	(376,121)	-	(376,121)
Exchange variation in subsidiaries abroad	(70,644)	-	(70,644)
Gains and equity additions on subsidiaries	49,926	-	49,926
Gain of interest in subsidiaries	320	-	320
Capital investment - Skol	82,634	-	82,634
Capital investment - Eagle	745,315	-	745,315
Capital investment - AmBev International	32,136	-	32,136
Balance on June 30, 2008	17,211,747	787,251	17,998,998

On June 30, 2008, the balance of Investment in subsidiaries includes the balance of Provision for unsecured liabilities at Goldensand in the amount of R$218,844 (R$231,708 on March 31, 2008) recorded, at the Parent Company, in Non-current liabilities.

(i)	This result comprises goodwill amortization of Labatt ApS in Labatt Canada at the amount of R$321,173 (R$282,362 on June 30, 2007).

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

b)	Goodwill and negative goodwill – Consolidated:

	Cost	Accumulated Amortization	06.30.08 Carrying amount	03.31.08 Carrying amount
Goodwill

Labatt Canadá	16,383,304	(3,776,499)	12,606,805	12,927,977
Lakeport (Note 1(b)(viii))	324,311	(40,351)	283,960	315,473
Quinsa (Note 1(b)(iv))	1,540,141	(620,512)	919,629	963,221
Quilmes International (Bermuda) Ltd. (“QIB”)	93,372	(48,325)	45,047	47,504
Goldensand (Note 1(b)(ix))	363,069	(42,358)	320,711	329,788
Londrina (Note 1(b)(ix))	13,061	(1,524)	11,537	11,864
Cympay	26,556	(19,931)	6,625	7,246
AmBev Dominicana (Embodom)	224,111	(93,756)	130,355	135,885
Malteria Pampa S.A. (i)	18,788	(18,005)	783	1,253
AmBev Guatemala (Indústrias Del Atlântico)	5,116	(2,302)	2,814	2,942
Lambic (Note 1(b)(v))	36,783	(1,839)	34,944	35,862
AmBev Ecuador (Note 1(b)(x))	770	(103)	667	687
Labatt Canadá Subsidiaries	2,581,895	(2,558,336)	23,559	28,591
Quinsa Subsidiaries	702,738	(462,421)	240,317	284,904
	22,314,015	(7,686,262)	14,627,753	15,093,197
Negative Goodwill

AmBev Ecuador	(18,485)	9,242	(9,243)	(9,757)
	22,295,530	(7,677,020)	14,618,510	15,083,440

(i) Reduction of the amounts by virtue of the end of the amortization term of a goodwill that the Parent Company had in Malteria Pampa S.A.

On June 30, 2008, the Company records in the balance sheet (Parent Company) the residual goodwill balance of R$787,251 (R$816,139 on March 31, 2008) in the following subsidiaries: R$466,541 and R$320,710, in Quinsa and Goldensand, respectively.

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

c)	Information on direct subsidiaries:

	Quarter ended on June 30, 2008
Subsidiary	Interest %	Shareholders’ Equity	Adjusted income for the period	Investment (i)	Equity in earnings (losses) of investees (i)
Agrega	50.00	15,421	4,193	7,710	2,096
AmBev Bebidas	99.50	266,372	6,277	265,037	6,246
AmBev International	100	28,436	(3,611)	28,436	(3,611)
Anep-Antarctica Empreendimentos e Participações Ltda. (“Anep”)	100	95,247	7,348	95,247	7,348
Arosuco	99.70	733,174	56,221	690,880	56,363
BSA Bebidas Ltda.	100	10,175	(159)	10,175	(159)
CRBS S.A.	-	172,145	(9,473)	1	-
Dahlen S.A.	100	37,466	(826)	37,466	(826)
Eagle	95.43	2,463,803	(237,017)	2,351,550	(226,190)
Fazenda do Poço Agrícola e Florestameno S.A. (“Fazenda do Poço”)	91.41	608	-	556	-
Fratelli Vita	77.97	395,734	22,405	305,531	18,017
Goldensand	100	(218,844)	12,864	-	-
Hohneck S.A.	50.69	997,378	(31,137)	505,589	(15,784)
Labatt ApS	99.99	11,904,736	(57,536)	11,904,507	(57,535)
Lambic Holding S.A.	87.10	393,651	(13,857)	342,866	(12,068)
Malteria Pampa S.A.	60.00	265,041	21,670	144,464	3,786
Obrinvest	-	-	(25)	-	(25)
Quinsa	42.43	1,551,088	70,551	658,163	30,645
Skol (iv)	11.84	696,302	8,821	82,413	(133)
				17,430,591	(191,830)

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

	Quarter ended on June 30, 2007
Subsidiary	Interest %	Shareholders’ Equity	Adjusted income for the period	Investment (i)	Equity in earnings (losses) of investees (i)
Agrega	50.00	1,975	1,866	987	933
AmBev Bebidas	99.50	240,242	248	239,039	247
Anep-Antarctica Empreendimentos e Participações Ltda. (“Anep”)	100	81,900	5,164	81,900	5,164
Arosuco	99.70	532,055	80,168	495,654	77,154
BAH (ii)	-	-	10,820	-	10,820
BSA Bebidas Ltda.	100	10,337	(1)	10,337	(1)
CRBS S.A.	99.77	178,260	(595)	177,846	(594)
Dahlen S.A.	100	38,988	(1,015)	38,988	(1,015)
Eagle	99.96	1,978,370	(143,193)	1,978,022	(143,001)
Fazenda do Poço Agrícola e Florestamento S.A. (“Fazenda do Poço”)	91.41	611	(3)	559	(3)
Fratelli Vita	77.97	333,269	11,298	257,757	6,747
Hohneck S.A.	50.69	1,024,567	(50,677)	519,371	(25,689)
Labatt ApS	99.99	12,562,899	(94,813)	12,562,662	(94,814)
Lambic Holding S.A.	87.10	318,457	(7,514)	277,373	(6,545)
Malteria Pampa S.A.	60.00	215,667	15,072	122,043	9,549
Cervejaria Miranda Correa S.A. (iii)	100	34,067	(526)	34,067	(526)
Quinsa	34.53	1,345,170	37,730	464,450	3,107
Skol	99.96	625,640	(25,007)	625,407	(24,998)
				17,886,462	(183,465)

(i) Certain amounts may not correspond directly to the interest percentages, due to the unrealized profits among the companies of the group.

(ii)	Company merged into AmBev on June 29, 2007.

(iii)	Company merged into AmBev Bebidas on November 30, 2007.

(iv)	Company sold in December 2007 to another company in the group, thus becoming an indirect subsidiary. In June/08, by means of a capital increase, AmBev started having an 11.84% interest in Skol.

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

d)	Relevant indirect interest in subsidiaries:

	Total percentage of indirect holding - %
	06.30.08	03.31.08
Company
Abroad
Quinsa	56.98	56.84
Jalua Spain, S.L.	100.00	100.00
Monthiers S.A.	100.00	100.00
Aspen Equities Corp.	100.00	100.00

6.PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

a)	Composition

	Parent Company
	06.30.08			03.31.08	Annual
		Accumulated	Carrying	Carrying	Depreciation
	Cost	depreciation	Amount	Amount	rates (i)
Property, Plant and Equipment
Land	104,421	-	104,421	94,487
Buildings and constructions	1,481,640	(774,659)	706,981	704,009	4.0%
Machinery and equipment	4,138,448	(3,190,251)	948,197	948,580	10.0%
Offsite goods/equipment	1,431,013	(747,800)	683,213	636,630	20.0%
Other fixed assets	56,234	(38,820)	17,414	15,777	19.87% (ii)
Construction in progress	212,468	-	212,468	160,858
	7,424,224	(4,751,530)	2,672,694	2,560,341

Intangible assets	1,325,721	(950,950)	374,771	350,951	20.0%

	Consolidated
	06.30.08			03.31.08	Annual
		Accumulated	Carrying	Carrying	Depreciation
	Cost	depreciation	Amount	Amount	rates (i)
Property, Plant and Equipment
Land	282,634	-	282,634	286,591
Buildings and constructions	2,780,629	(1,358,382)	1,422,247	1,470,963	4.0%
Machinery and equipment	8,721,272	(6,502,962)	2,218,310	2,313,383	10.0%
Offsite goods/equipment	2,343,447	(1,305,831)	1,037,616	995,613	20.0%
Other fixed assets	251,382	(186,392)	64,990	62,501	19.98% (ii)
Construction in progress	456,883	-	456,883	375,899
	14,836,247	(9,353,567)	5,482,680	5,504,950

Intangible assets	1,462,344	(1,028,171)	434,173	416,156	20.0%

(i)	Depreciation rates may increase from 50% to 100%, due to the number of production shifts in which the asset is used.

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(ii)	Weighted average depreciation rate on June 30, 2008 and 2008.

b)	Assets granted as collateral for bank loans

As a result of bank loans contracted by the Company and its subsidiaries, on June 30, 2008, there are assets including property, with a net book value totaling R$636,884 (R$611,227 on March 31, 2008), which have been granted as collateral for bank loans. Such restriction has no impact on the use of such assets and on the Company's operations.

c)	Assets destined for sale

As of June 30, 2008, the Company and its subsidiaries held fixed assets for sale at the carrying amount of R$68,237 in the Parent Company and R$98,906 in the Consolidated (R$68,237 and R$101,181, in the Parent Company and in the Consolidated, respectively, on March 31, 2008), which are classified under long-term assets, net of a provision for potential losses on realization, at the amount of R$36,196 in the Parent Company and R$37,364 in the Consolidated (R$36,196 in the Parent Company and R$37,364 in the Consolidated, respectively, on March 31, 2008).

7.DEFERRED CHARGES

	Parent Company
	06.30.08			03.31.08
		Accumulated	Carrying	Carrying
	Cost	amortization	amount	amount

Pre-operating expenses	209,732	(150,353)	59,379	57,472
Implementation and expansion expenses	48,287	(45,881)	2,406	2,550
Goodwill - future profitability (i):
BAH	2,331,089	(575,204)	1,755,885	1,835,354
Companhia Brasileira de Bebidas (“CBB”)	702,760	(630,178)	72,582	90,151
Astra	109,097	(60,652)	48,445	51,532
Miranda Correa	5,514	(3,262)	2,252	2,390
Other goodwill	43,990	(35,701)	8,289	10,318
Other deferred expenses	123,366	(107,120)	16,246	20,629
	3,573,835	(1,608,351)	1,965,484	2,070,396

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

	Consolidated
	06.30.08			03.31.08
		Accumulated	Carrying	Carrying
	Cost	amortization	amount	amount

Pre-operating expenses	287,568	(201,113)	86,455	89,982
Implementation and expansion expenses	55,015	(49,466)	5,549	5,729
Goodwill - future profitability (i):
BAH	2,331,089	(575,204)	1,755,885	1,835,354
Companhia Brasileira de Bebidas (“CBB”)	702,760	(630,178)	72,582	90,151
Astra	109,097	(60,652)	48,445	51,532
Miranda Correa	5,514	(3,262)	2,252	2,390
Other goodwill	43,989	(35,701)	8,288	10,318
Other deferred expenses	171,574	(146,977)	24,597	30,360
	3,706,606	(1,702,553)	2,004,053	2,115,816

(i)	Goodwill classified as deferred charges (resulting from merged subsidiaries) is based on the future profitability of operations which sustained its generation.

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

8. LOANS, FINANCING AND DEBENTURES

				Parent Company
				Current		Non-current
Type and purpose	Final maturity	Weighted Average Rate	Currency	06.30.08	03.31.08	06.30.08	03.31.08

Brazilian Reais

ICMS tax incentives	Mar/2018	3.00%	R$	6,418	21,186	180,026	184,884
Investments in permanent assets	Jan/2013	TJLP + 3.86%	R$	138,753	150,795	158,872	166,460
Working capital	Apr/2009	102% CDI	R$	1,534,742	-	-	-
Agro-industrial credit	Dec/2009	94.00% CDI	R$	4,651	-	85,000	87,400
Agro-industrial credit	Apr/2009	TR + 9.00%	R$	410,440	-	-	400,533

Total Brazilian Reais				2,095,004	171,981	423,898	839,277

In foreign currency

Working capital	Dec/2008	1.00%	USD	92,079	361,725	-	-
Working capital	-		EUR	-	518,852	-	-
Working capital	Jul/2008	1.00%	YEN	108,426	553,019	-	-
Import financing	Aug/2008	5.75%	USD	16,261	31,722	-	-
Bond 2011	Dec/ 2011	10.50%	USD	4,097	31,510	795,950	874,550
Bond 2013	Sep/ 2013	8.75%	USD	24,129	4,004	795,950	874,550
Investments in permanent assets	Jan/ 2011	9.34%	UMBNDES	13,833	18,200	14,217	17,950

Total in foreign currency				258,825	1,519,032	1,606,117	1,767,050

Total loans and financings				2,353,829	1,691,013	2,030,015	2,606,327

Debentures 2009	Jul/ 2009	101.75% CDI	R$	22,822	21,443	817,050	817,050
Debentures 2012	Jul/ 2012	102.50% CDI	R$	35,122	32,998	1,248,030	1,248,030

Total debentures				57,944	54,441	2,065,080	2,065,080
Total				2,411,773	1,745,454	4,095,095	4,671,407

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

				Consolidated
				Current		Non-current
Type and purpose	Final maturity	Weighted average rate	Currency	06.30.08	03.31.08	06.30.08	03.31.08

Brazilian Reais

ICMS tax incentives	Mar/2018	2.72%	R$	6,418	21,186	187,288	190,349
Investments in permanent assets	Jan/2013	TJLP + 3.86%	R$	160,416	177,961	158,872	169,175
Working capital	Jan/2012	12.92%	R$	12,033	14,791	1,181,583	1,181,962
Promissory notes	Apr/2009	102% CDI	R$	1,534,741	-	-	-
Agro-industrial credit	Dec/2009	94.00% CDI	R$	4,651	-	85,000	87,400
Agro-industrial credit	Apr/2009	TR + 9.00%	R$	410,440	-	-	400,533
Bond 2017 (Note 8 (f))	Jul/2017	9.50%	R$	12,350	5,225	300,000	300,000

Total Brazilian Reais				2,141,049	219,163	1,912,743	2,329,419

In foreign currency

Working capital	Sep/2011	4.39%	USD	180,002	426,718	32,053	45,914
Working capital	-	-	EUR	-	518,852	-	-
Working capital	Jul/2008	1.00%	YEN	108,425	553,019	-	-
Working capital	Oct/2012	BA + 3.56%	CAD	-	-	281,282	306,382
Working capital	Apr/2008	25.0%	ARS	2,044	49,306	-	-
Working capital	-	-	UYU	-	107	-	-
Working capital	Sep/2008	18.22%	VEF	132,385	133,256	-	-
Working capital	Dec/2008	15.50%	DOP	107,122	128,260	-	-
Working capital	Aug/2011	7.95%	GTQ	21,491	21,186	25,848	30,963
Working capital	Oct/2010	6.76%	PEN	35,568	92,204	86,500	123,587
Working capital	Nov/2008	6.92%	BOB	25,217	27,981	-	-
Bond 2011	Dec/2011	10.50%	USD	4,097	31,510	795,950	874,550
Bond 2013	Sep/2013	8.75%	USD	24,128	4,004	795,950	874,550
Import financing	Aug/2008	5.75%	USD	76,509	122,822	1,409	1,617
Investment in permanent assets	Mar/2012	7.29%	USD	59,756	65,140	152,676	167,101
Investment in permanent assets	Jun/2012	15.00%	DOP	8,658	9,595	27,810	33,391
Investment in permanent assets	Nov/2008	13.30%	ARS	99,579	103,744	-	-
Investment in permanent assets	Jan/2011	9.34%	UMBNDES	13,833	18,200	14,220	17,952
Notes – Series A	Jul/ 2008	6.56%	USD	250,288	271,930	-	-
Notes – Series B	Jul/ 2008	6.07%	CAD	78,134	85,106	-	-
Senior Notes – BRI	Dec/ 2011	7.50%	CAD	-	-	138,766	151,148
Others	Mar/2012	12.53%	ARS	6,434	7,855	9,460	11,048
Others	Jun/2008	8.50%	PYG	69,147	73,200	-	-
Others	Dec/2016	5.86%	USD	540	832	190,775	209,783

Total in foreign currency				1.303.357	2,744,827	2,552,700	2,847,986

Total loans and financings				3,444,406	2,963,990	4,465,442	5,177,405

Debentures 2009	Jul/2009	101.75% CDI	R$	22,822	21,443	817,050	817,050
Debentures 2012	Jul/2012	102.50% CDI	R$	35,122	32,998	1,248,030	1,248,030

Total debentures				57,944	54,441	2,065,080	2,065,080
Total				3,502,350	3,018,431	6,530,522	7,242,485

Abbreviations used:

• EUR - European Community Euro
• YEN - Japanese Yen
• ARS - Argentine Peso
• BOB - Bolivian Peso
• UYU - Uruguayan Peso
• PYG - Paraguayan Guarani
• BA - Bankers Acceptance - Corresponding to 3.22% p.a. as of 03.30.08
• TJLP - Long-Term Interest Rate - Corresponding to 6.25% p.a. on 06.30.08
• CDI - Interbank Deposit Certificate - corresponding to 12.09% p.a. on 06.30.08
• UMBNDES - Rate incurring on BNDES financing pegged to Currency Basket

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

a)	Guarantees

Loans and financings for expansion, construction of new plants and purchase of equipment are guaranteed by plants real estate mortgage and collateral of equipment. See Note 6(b).

AmBev’s subsidiaries, except for Labatt and Quinsa operations, hold debt and raw materials purchase agreements secured by AmBev’s sureties and guarantees.

b)	Maturities

As of June 30, 2008, long-term loans, financings and debentures fall due as follows:

	Parent Company	Consolidated
2009	952,147	1,019,452
2010	108,022	189,548
2011	810,019	1,703,124
2012	1,251,545	2,155,504
2013	803,713	803,713
2014 onwards	169,649	659,181
	4,095,095	6,530,522

c)	ICMS sales tax incentives

	Parent Company		Consolidated
	06.30.08	03.31.08	06.30.08	03.31.08
Current liabilities
Financings	6,418	21,186	6,418	21,186
Sales tax deferrals	54,491	51,293	58,917	54,312

Non-current liabilities
Financings	180,026	184,884	187,288	190,349
Sales tax deferrals	397,643	409,287	584,153	587,169

Balances classified as Financings refer to programs offered by certain Brazilian states, through which a percentage of the ICMS sales tax due, it is financed by the financial agent associated to the Government, on average for a six-year period as from the original ICMS maturity date.

Other balances related to “sales tax deferrals” result from deferral of ICMS payment due for terms of up to twelve years, as part of incentive programs to the industry. The deferred percentages may be stated during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed by 60% to 80% of a general price index. The sales tax deferral is recorded as current liabilities under the item "Other taxes and contributions payable” an in non-current liabilities, in the item “Deferral of taxes on sales”.

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

d)	Labatt Canada

On January 14, 2007, a R$473,675 loan was contracted, with semiannual interest amortization at the fixed rate of 12.13% p.a. and maturity date on January 18, 2012.

e)	Contractual clauses

As of June 30, 2008, the Company and its subsidiaries is either in compliance with the contractual clauses of its significant loan and financing operations, or the counterparty acknowledges and agrees with the eventual breach.

f)	Bond 2017

On July 24, 2007, AmBev, through its wholly-owned subsidiary AmBev International Finance Co. Ltd (“AmBev International”), issued R$300,000 (“Bond 2017”) in bonds denominated in reais with a fixed interest rate of 9.50% per year, amortized on a half-yearly basis, and maturity on July 24, 2017. These bonds are fully and unconditionally guaranteed by AmBev. The payments of interest and principal will be in US Dollars, based on the exchange rate of the respective payment day.

g)	Promissory Notes

On April 15, 2008 the Company carried out the 1st issuance of Commercial Promissory Notes, in the amount of R$1,500,000, in a single tranche, with remuneration of 102% of CDI. The interest will be fully amortized on the maturity date which will occur on April 10, 2009.

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

9. CONTINGENCIES

(i)	Proceedings with probable loss:

	Parent Company
	06.30.08			03.31.08
	Provisions	Judicial Deposit	Net Provisions	Net Provisions

PIS and COFINS	41,453	(41,367)	86	-
ICMS and IPI	172,220	(1,556)	170,664	166,878
IRPJ and CSLL	57,125	(414)	56,711	56,333
Labor claims	218,737	(146,250)	72,487	83,444
Other	92,693	(8,419)	84,274	86,512
Total	582,228	(198,006)	384,222	393,167

	Consolidated
	06.30.08			03.31.08
	Provisions	Judicial Deposit	Net Provisions	Net Provisions

PIS and COFINS	72,126	(55,093)	17,033	16,715
ICMS and IPI	441,732	(1,556)	440,176	429,517
IRPJ and CSLL	81,431	(414)	81,017	80,502
Labor claims	280,862	(154,151)	126,711	137,662
Other	149,447	(9,416)	140,031	143,939
Total	1,025,598	(220,630)	804,968	808,335

	Parent Company
	Balance on 03.31.08	Accruals	Reversals	Payments	Exchange variation/ Monetary restatement	Balance on 06.30.08

PIS and COFINS	40,657	221	-	(210)	785	41,453
ICMS and IPI	168,435	2,352	(31)	(593)	2,057	172,220
IRPJ and CSLL	56,745	17	-	(17)	380	57,125
Labor claims	216,576	23,088	(11,826)	(9,101)	-	218,737
Other	94,938	2,779	(68)	(5,550)	594	92,693
Total contingencies	577,351	28,457	(11,925)	(15,471)	3,816	582,228
(-) Judicial deposits	(184,184)	(17,785)	1,922	2,041	-	(198,006)
Total contingencies, net	393,167	10,672	(10,003)	(13,430)	3,816	384,222

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

	Consolidated
	Balance on 03.31.08	Accruals	Reversals	Payments	Exchange variation/ Monetary restatement	Balance on 06.30.08

PIS and COFINS	71,026	225	-	(209)	1,084	72,126
ICMS and IPI	431,072	2,702	(101)	(602)	8,661	441,732
IRPJ and CSLL	80,917	46	(63)	(17)	548	81,431
Labor claims	277,862	27,358	(12,394)	(10,924)	(1,040)	280,862
Other	153,320	5,317	(936)	(6,669)	(1,585)	149,447
Total Contingencies	1,014,197	35,648	(13,494)	(18,421)	7,668	1,025,598
(-)Judicial deposits	(205,862)	(18,921)	2,028	2,125	-	(220,630)
Total contingencies, net	808,335	16,727	(11,466)	(16,296)	7,668	804,968

Main liabilities related to fiscal claims and provisions for contingencies:

a)	PIS and COFINS

The Company and its subsidiaries proposed specific lawsuits with the purpose of ensuring the right to pay PIS and COFINS on sales revenues, exonerating it from the payment of these contributions on other revenues under the terms provided for by Law 9,718/98.

Following the enactment of Law no. 10,637/02 and Law no. 10,833/03, the Company and its subsidiaries began to pay these taxes, as established by prevailing laws.

Some lawsuits were judged definitively by the Federal Supreme Court and the provisions related to these lawsuits already solved were reversed when finally decided.

b)	ICMS and IPI

The Company has several administrative and judicial proceedings related to ICMS and IPI taxes. The reasons for these litigations are, among others, compensations, fulfillment of judicial injunctions exempting from tax payment and credits.

The amounts of contingencies related to ICMS and IPI increased slightly after the acquisition of Londrina.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

c)	Labor

The Company and its subsidiaries are involved in approximately 4,300 labor proceedings, considered as probable losses, with former employees, mainly related to overtime, dismissals, termination pays and benefits, among others.

d)	Other lawsuits

The Company and its subsidiaries have received notice of infraction and/or NFLDs (Tax Delinquency Notices) brought by the Brazilian Institute of Social Security – INSS. These lawsuits question, among other issues, the collection of contribution on PLR (Profit Sharing) payments, as well as withholding tax thereof to service suppliers.

The Company and its subsidiaries are involved in some lawsuits brought by former distributors who have their contracts terminated. Most of these lawsuits are still being analyzed at first court; only some of them are at superior Courts.

(ii)	Proceedings with possible loss:

The Company and its subsidiaries have other ongoing lawsuits for which, in the opinion of its legal counsels, the risk of loss is possible but not probable. For the lawsuits shown below, the Company’s management understands there is no need for provision:

	Parent Company		Consolidated
	06.30.08	03.31.08	06.30.08	03.31.08

PIS and Cofins	273,691	280,823	322,339	341,767
ICMS and IPI	846,419	688,883	1,024,077	832,234
IRPJ and CSLL	599,814	494,095	3,775,100	3,580,044
Labor claims	83,193	85,261	92,375	95,356
Civil claims	198,301	200,451	244,480	246,733
Other	231,824	261,242	263,127	338,192
Total	2,233,242	2,010,755	5,721,498	5,434,326

On June 30, 2008, the Company and its subsidiaries do not have contingent assets for which the probability of success is probable to be disclosed.

a)	Profits generated abroad

The Company and its subsidiaries received tax assessments, related to tax authorities’ understanding about the Brazilian laws in connection with taxation in Brazil of profits obtained by subsidiaries or affiliated companies domiciled abroad.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Based on the opinion of its legal advisors, the Company’s management understands that these tax assessments were made based on incorrect analysis of the laws mentioned above, because among other factors: (i) it considers the assumption of availability, which did not exist in prevailing laws in the period referring to the tax assessment; (ii) it disregards the existence of a treaty entered into between Brazil and Spain to avoid double taxation; and (iii) by mistake in the ascertainment of amounts supposedly due.

The Company, based on the opinion of its legal advisors, did not make provisions in relation to these tax assessments, which totaled R$4,804,263 on June 30, 2008. Considering these factors, as well as the fact that the issue has not been subject-matter of examination yet on highest stage by the Judiciary Court, the Company, based on the opinion of its legal advisors, considered that the amount of R$3,329,232 involves a risk of possible loss, while the amount of R$1,475,031 represents a risk of remote loss.

b)	Labatt Canada

Labatt Canada has certain tax contingencies related to the interest rate, debits, fees and deductibility of transactions with related parties existing from 2000 to 2007. In the event Labatt is obligated to pay these contingencies, a portion related to the periods from 2000 to 2004 will be reimbursed by its former parent company InBev. The total amount of the exposure may reach CAD$363,065, equivalent to R$567,354 on June 30, 2008. Of this amount, Labatt has already paid CAD$76,120, of which InBev reimbursed the total of CAD$28,417, in order to be able to discuss these issues judicially.

In the event Labatt Canada is required to pay the outstanding balance, CAD$152,353 will be reimbursed by InBev, equivalent to R$238,079. Of the remaining amount of CAD$134,012, equivalent to R$209,418, a total of R$96,944 is deemed as having probable likelihood of loss, and is provided for in the item “Provisions” in Current liabilities.

c)	Stock subscription bonus

Certain holders of the Company’s subscription bonus issued in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares in an amount lower than the Company considers as established upon the bonus issuance, and also to receive dividends correspondent to these shares since 2003 (in a current amount of approximately R$95,130) besides the legal fees.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

In case the Company loses the totality of these lawsuits, the issuance of 5,536,919 preferred shares and 1,376,344 common shares would be necessary, receiving in counterentry funds significantly lower than the shares’ market value.

10. SOCIAL PROGRAMS

a)	IAPP - Instituto AmBev de Previdência Privada (AmBev Private Pension Plan Institute)

AmBev and its subsidiaries in Brazil sponsor two types of pension plans: a defined contribution plan (open to new participants) and a defined benefit plan (closed to new participants since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by the participants and by the sponsor, and managed by the IAPP. The main purpose of these plans is to supplement the retirement benefits of employees and management. In the quarter ended on June 30, 2008, the Company and its subsidiaries made contributions of R$109 (R$621 on March 31, 2008).

The surplus of assets of IAPP is booked by the Company in its financial statements, under "Other assets”, at the amount of R$18,503 (R$18,503 on March 31, 2008), amount estimated as maximum limit of its future utilization, and also considering the legal restrictions that prevent the return of a possible outstanding asset surplus, in the event of a winding up of the IAPP and for which there was no use by means of payment of pension plan benefits.

b)	Medical assistance benefits and others provided directly by the Company and subsidiaries

The Company and its subsidiaries directly provide medical assistance, reimbursement of medicine expenses and other benefits to retired employees, and such benefits are not being granted to new retirements.

On June 30, 2008, the balances of R$101,965 and R$160,953 of the Parent Company and Consolidated (R$99,717 and R$192,394 of the Parent Company and Consolidated respectively, on March 31, 2008), are recognized in the Company’s accounting statements in the account “Provision of medical assistance benefits/other”, in Long-term liabilities.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

c)	Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência - FAHZ.

The FAHZ’s primary objectives are to provide the sponsor’s employees and managers with medical/hospital and dental assistance, to sponsor professional specialization and graduation courses, and to maintain facilities that provide aid and assistance to the elderly, through direct actions or financial agreements with other entities.

The actuarial liabilities related to the benefits provided by the FAHZ were fully offset by its assets on June 30, 2008 at the same date, and the assets surplus was not recorded by the Company in its financial statements.

11. SHAREHOLDERS' EQUITY

a)	Change in the shareholders’ equity of the Parent Company:

	Subscribed and Paid-up Capital Stock	Capital reserve	Legal reserve	Shares held in treasury	Statutory Reserve for Investments	Retained earnings	Total

On March 31, 2008	6,105,207	9, 952,658	208,832	(1,673,558)	2,312,203	480,691	17,386,033
Capital increase by capitalization of reserves	438,908	(438,908)	-	-	-	-	-
Goodwill in the subscription of shares	-	(11,518)	-	-	-	-	(11,518)
Advance for future capital increase	-	55,662	-		-	-	55,662
Share buyback	-	-	-	(108,910)	-	-	(108,910)
Cancelation of treasury shares	-	(1,638,204)	-	1,638,204	-	-	-
Transfer of shares to shareholders - Plan	-	-	-	36,629	-	-	36,629
Prescribed Dividends and interest attributed to shareholders’ equity	-	-	-	-	-	1,485	1,485
Reversal of the statutory reserve for investment	-	-	-	-	(1,338,994)	1,338,994	-
Dividends as interest attributed to shareholders’ equity	-	-	-	-	-	(226,938)	(226,938)
Dividends paid in advance	-	-	-	-	-	(848,923)	(848,923)
Net income for the period	-	-	-	-	-	402,083	402,083
On June 30, 2008	6,544,115	7,919,691	208,832	(107,636)	973,209	1,147,392	16,685,603

b)	Subscribed and paid-in capital stock

On June 30, 2008, the Company’s capital stock, at the amount of R$6,544,115, was represented by 614,419 thousand shares of which 345,077 thousand are common shares and 269,343 thousand are preferred shares, all of them non-par registered shares.

At the Annual and Extraordinary General Meeting held on April 28, 2008, the following changes in the Company’s capital stock occurred:

-
Capital stock increase in the amount of R$307,236, by means of the issuance of 1,814 thousand common shares and 852 thousand preferred shares, paid-up with the partial capitalization of the fiscal benefit ascertained by the Company with the partial amortization of the special goodwill reserve;

-
Capital stock increase in the amount of R$131,672, without the issuance of shares, corresponding to the capitalization of 30% of the fiscal benefit ascertained by the Company with the partial amortization of the incentive reserve;

-	Cancellation of 1,792 thousand common shares and 10,871 thousand preferred shares issued by the Company held in treasury, without decrease of the capital stock amount.

c)	Authorized capital

The Company is authorized to increase its capital stock up to 700,000 thousand shares, regardless of by-law amendment, upon the Board of Directors’ resolution, which shall resolve on the payment conditions, characteristics of shares to be issued and issuance price, and shall also establish whether the capital stock shall be increased by means of public or private subscription.

d)	Treasury shares

During the quarter ended June 30, 2008, the Company acquired in the market 646 thousand preferred shares at the weighted average cost of R$125.31, the maximum cost being R$125.67, and the minimum cost being R$124.73, and 58 thousand common shares at the weighted average cost of R$109.80, the maximum cost being R$110.01 and the minimum cost being R$109.50.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Changes in the Company’s treasury shares during the year ended on June 30, 2008 were as follows:

	Number of shares - per thousand shares
Description	Preferred	Common	Total	R$
On March 31, 2008	11,044	1,796	12,840	1,673,558
Movements occurred during the period:
Shared buyback related to the Plan	121	25	146	8,049
Share acquisitions - Market	646	58	704	87,509
Transfer of shares to shareholders of the Plan	(253)	(19)	(272)	(36,629)
Cancellations	(10,872)	(1,791)	(12,663)	(1,638,203)
Purchase of ADR’s (*)	106	-	106	13,352
On June 30, 2008	792	69	861	107,636
(*) American Depositary Receipts

On March 3, 2008, the closing of the share buyback program launched on December 12, 2007 was approved. On this same date, the Company launched a new buyback program to acquire common and preferred shares issued by itself, up to the amount of R$750,000, to be ended on February 26, 2009, in compliance with CVM Instruction no. 10/80 and its subsequent amendments.

12. SHARE ACQUISITION PLAN (“PLAN”)

AmBev maintains a plan for purchase of shares by employees, in order to align the interests of shareholders with those of employees. The Plan is managed by the Board of Directors. The Board of Directors periodically creates share acquisition plans, defining the terms and categories of employees to be benefited, and determines the price for which the shares will be purchased.

The options granted as from 2006 have a vesting period of 5 years and expire 10 years after the grant date. Should the existing labor agreement come to an end, the rights to the stock options expire under certain conditions.

The beneficiaries of share purchase rights granted as from 2003 are no longer entitled to advances for the purchase of shares. On June 30, 2008, the outstanding balance of advances to employees for the purchase of shares refers to the plans granted before 2003, and amounts to R$33,265 in the consolidated (R$36,344 on March 31, 2008). The loans are guaranteed by the shares purchased.

Movements in outstanding share options for the year ended on June 30, 2008 were as follows:

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

	Share purchase option – per thousand shares
	30.06.2008		31.03.2008
Description	Preferred	Common	Preferred	Common
Balance of share purchase options exercisable at the beginning of the year	2,290	155	2,296	155
Movements occurred during the period:
Exercised	(95)	(19)	-	-
Cancelled	(42)	(6)	(6)	-
Granted	803	-	-	-
Balance of share purchase options exercisable at the end of the period	2,956	130	2,290	155

13. TREASURY

a)	Overview

The Company and its subsidiaries hold certain amounts of cash and cash equivalents in foreign currency, and carry out currency and interest swap operations and currency commodities and forward operations to hedge against the effects of exchange rate variations on the consolidated exposure to foreign currency, interest rate fluctuations, and changes in raw materials prices, particularly aluminum, sugar and wheat.

The instruments mentioned above are contracted for protection purposes, which does not prevent that redemptions may occur at any time, although the Company really intents to bring them until the end of operation to be protected.

b)	Derivative instruments
The Company, in order to reduce the risks of exposure to certain fluctuations in exchange rates, interest and commodities, contracts derivative instruments. On June 30, 2008, the amounts contracted as derivative instruments are as follows:

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

	06.30.08	03.31.08
Currency hedge (i)
Reais/US$	2,329,080	2,632,380
Reais/Yen	115,184	502,127
Reais/Euros	30,932	476,090
Argentine pesos/US$	347,160	240,279
Venezuelan Bolívar/US$	56,270	46,813
Chilean Peso/US$	21,396	22,435
Uruguayan Peso/US$	65,603	55,645
CAD/US$	275,658	270,425
CAD/R$	1,250,160	1,323,124
Peruvian Sol/US$	59,295	54,389

Interest rate hedge (i)
CDI x Fixed Rate	688,336	631,028
Fixed Rate / Canadian Bankers Acceptance	637,701	710,240

Commodities hedge (i)
Aluminum	409,968	433,477
Sugar	90,972	112,184
Wheat	82,654	21,846
Corn	11,901	1,690
	6,472,270	7,534,172

(i) The above operations were determined base on the market value of financial instruments of currency, interest rate and commodities hedge

As of June 30, 2008, unrealized gains on variable income on derivative operations were limited to the lower value between the “curve” of instruments and the respective market value, in accordance with the Brazilian Corporation Law.

Had the Company recorded its derivative instruments at market value, it would have recorded, for the year ended on June 30, 2008, an additional gain of R$52,014 (R$170,590 on March 31, 2008), presented as follows:

Financial instruments	Book value	Market	Unrealized variable gains

Public bonds	146,413	151,370	4,957
Swaps/forwards	(103,312)	(101,951)	1,361
Forward R$ x CAD Labatt Canada	337,530	364,003	26,473
Cross Currency Swap Labatt Canada (*)	(118,684)	(109,755)	8,929
Interest Rate Swap Labatt Canada	214	10,508	10,294
	262,161	314,175	52,014
(*) Swaps for the conversion of the Notes issued at fixed interest in US dollars to fluctuating interest in Canadian dollars.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

ii.	Commodities and currency hedge
These operations have the specific purpose of reduce the Company’s exposure to the fluctuation of raw material prices denominated in foreign currency to be acquired. Net results of such operations determined at cost value (corresponding to its market value) of these operations are deferred and recognized in the statement of income, when sale of corresponding product occurs.

During the year ended on June 30, 2008, the effect relating to the commodities and currency hedge operations recorded in the statement of income as “Cost of goods sold” were:

Description	Decrease/(Increase) in the cost of goods sold

Currency hedge	(99,156)
Hedge of aluminum	1,008
Hedge of sugar	5,167
Hedge of wheat	(5,367)
Hedge of corn	340
(98,008)

On June 30, 2008 unrealized losses in the amount of R$74,951 were deferred, in “Other assets”. Such loss shall be recognized at debit of the Company’s result: the amount of R$71,854 in “Cost of goods sold”, when corresponding finished products are sold and the remaining balance at operating expense, as this is hedge of goods.

c)	Financial liabilities

The Company’s financial liabilities, mainly represented by bonds and financing operations, are recorded at cost value, monetarily restated at initial interest rates contracted, plus monetary and exchange variations, according to closing indexes for each period.

Had the Company used a method where its financial liabilities could be recognized at market value, it would have recognized an additional loss, before income and social contribution taxes, of approximately R$299,618 on June 30, 2008 (R$430,185 on March 31, 2008), as presented below:

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Financial liabilities	Book value	Market value	Difference

Series A Notes (i)	250,288	253,932	(3,644)
Series B Notes (ii)	78,134	79,098	(964)
Senior Notes - BRI (iii)	138,766	151,664	(12,898)
International financings (other currencies) (iv)	1,551,978	1,551,978	-
Financings in Reais	3,337,154	3,403,355	(66,201)
Agro-industrial credit (iv)	85,000	85,000	-
BNDES/FINEP/EGF (iv)	319,288	319,288	-
Resolution 63 / Compror 63 (iv)	216,766	248,804	(32,038)
Bond 2017	312,350	263,432	48,918
Bond 2011 and Bond 2013	1,620,125	1,852,916	(232,791)
Debentures	2,123,024	2,123,024	-

	10,032,873	10,332,491	(299,618)

(i)	Series A Bank Notes entered into by Labatt Canada in US dollars.
(ii)	Series B Bank Notes entered into by Labatt Canada in Canadian dollars.
(iii)	Private Bonds entered into by Brewers Retail Inc. (BRI) and proportionally consolidated by Labatt Canada in Canadian dollars.
(iv)	Loans for which book value and market value are similar.

The criterion used to determine the market value of the bonds was based on quotations of investment brokers, on quotations of banks which provide services to AmBev and Labatt Canada and on the secondary market value of bonds on the reference date as June 30, 2008, approximately 115.53% of face value for Bond 2011, 114.10% for Bond 2013 and 83.69% for Bond 2017 (119.73% for Bond 2011, 116.31% for Bond 2013 and 87.34% for Bond 2017 on March 31, 2008); to the Series A Notes and Series B Notes of Labatt Canada, the prices were determined based on the discounted cash flow at present value, by using market rates available for Labatt Canada for similar instruments.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

d)	Financial income and expenses

	Parent Company		Consolidated
	06.30.08	06.30.07	06.30.08	06.30.07
Financial income
Exchange variation on financial investments	-	-	(17,415)	(16,171)
Interest on cash and cash equivalents	10,770	7,868	35,265	23,972
Financial charges on taxes,
contributions and judicial deposits	581	3,258	19,305	6,423
Interest on advances to employees for the purchase of shares	2,025	1,260	2,045	1,268
Interest and exchange variation on loans	191,885	82,760	597	-
Other	4,653	7,160	6,715	8,163

	209,914	102,306	46,512	23,655
Financial expenses
Exchange variation on financings	280,106	202,144	141,043	201,519
Net gains (losses) on derivative instruments	(376,334)	(258,877)	(198,549)	(258,963)
Interest on debts in foreign currency	(62,212)	(66,420)	(107,920)	(139,172)
Interest on debts in reais	(120,589)	(83,976)	(177,479)	(85,703)
Interest and exchange rate variation on loans	-	-	-	(1,022)
Taxes on financial transactions	(3,202)	(15,831)	(8,138)	(18,051)
Financial charges on contingencies and other	(1,169)	(38,527)	(11,246)	(48,403)
Other	(12,623)	(10,418)	(18,297)	(11,076)

	(296,023)	(271,905)	(380,586)	(360,871)
Net financial income	(86,109)	(169,599)	(334,074)	(337,216)

e)	Concentration of credit risk

A substantial part of the Company’s sales is related to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the large spread in the number of customers and control procedures to monitor this risk. Historically, the Company does not record significant losses on receivables from customers.

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, not allowing credit concentration, i.e., the credit risk is monitored and minimized as the negotiations are carried out only with a select group of counterparties highly qualified. At Labatt Canada, compensation agreements are entered into with its counterparties, allowing them to settle derivative financial assets and liabilities in the event of default.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

14. INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Reconciliation of consolidated income and social contribution taxes expenses with their nominal amounts rates

	Year ended on June 30
	2008	2007
Consolidated net income before income and social contribution taxes	765,166	783,566
Statutory profit sharing and contributions	(13,380)	(41,932)
Consolidated net income before income and social contribution	751,786	741,634
taxes and minority interest

Expense with income and social contribution taxes at nominal rates (34%)	(255,608)	(252,155)
Adjustments to obtain the effective rate resulting from permanent differences:
Goodwill amortization, non-deductible portion (i)	(133,119)	(122,070)
Foreign subsidiaries’ income not subject to taxation	(1,870)	(326)
Interest attributed to shareholders’ equity	77,159	93,239
Equity gains in subsidiaries	18,017	18,322
Exchange variation on investments	(56,329)	(29,642)
Permanent additions and exclusions and other	(2,311)	(2,167)
Income and social contribution taxes expenses	(354,061)	(294,799)

(i)
The amortization of nondeductible goodwill comprises the effects of Labatt ApS in Labatt Canada, totaling R$321,173 in the period ended on June 30, 2008 (R$282,362 on June 30, 2007), generating a tax effect as it is not deductible, totaling R$109,199 (R$96,003 on June 30, 2007).

b)	Breakdown of benefit (expenses) of income and social contribution taxes on net income

	Parent Company		Consolidated
	2008	2007	2008	2007

Current	14,641	1,525	(214,199)	(204,504)
Deferred	(119,518)	(73,072)	(139,862)	(90,295)
Total	(104,877)	(71,547)	(354,061)	(294,799)

c)	Breakdown of deferred taxes

Deferred income and social contribution taxes are recorded to reflect future tax effects on temporary differences between fiscal and accounting basis related to assets and liabilities.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

According to CVM Instruction 371, as of June 27, 2002, the Company, based on the expectation of future taxable profits, determined by technical studies approved by the management, also recognized tax assets related to tax losses carryforward and negative basis of social contribution, which do not expire and whose utilization is limited to 30% of annual taxable income. The deferred tax assets accounting balance is reviewed periodically and projections are evaluated annually. Should there be relevant factors, which may modify those projections, they are evaluated by the Company during the fiscal year.

The income and social contribution taxes were calculation based on:

	Parent Company		Consolidated
	06.30.08	03.31.08	06.30.08	03.31.08
Current assets
Tax losses carryforwards	60,000	60,000	227,218	192,000
Temporary differences:
Goodwill future profitability – Mergers	350,770	350,770	350,770	350,770
Provision for interests attributed to shareholders’ equity	79,775	89,440	79,775	89,439
Provision for restructuring	-	-	7,612	10,422
Provision for employees profit sharing	4,752	7,262	6,530	10,201
Provision for marketing and selling expenses	115,401	103,362	117,518	105,010
Others	32,222	31,350	36,470	33,259
	642,920	642,184	825,893	791,101

Long-term assets
Tax losses carryforwards	33,272	69,491	437,892	515,847
Temporary differences:
Provision for losses on tax incentives	3,085	3,085	7,619	7,619
Goodwill future profitability – Mergers	1,647,831	1,735,524	1,647,831	1,735,524
Provision for benefits to employees	34,668	33,904	52,248	59,500
Provision for losses on properties held for sale	12,307	12,307	12,704	12,704
Provision for losses on hedge	102,630	101,403	102,630	101,403
Allowance for doubtful accounts	8,975	9,293	10,316	9,935
Other temporary provisions	167,447	179,208	263,662	281,021
Others	24,873	12,175	87,486	88,493
	2,035,088	2,156,390	2,622,388	2,812,046
Long-term liabilities
Temporary differences
Accelerated depreciation	-	-	28,802	33,982
Others	16,471	17,521	109,560	123,048
	16,471	17,521	138,362	157,030

The management considers that deferred tax assets on temporary differences will be realized proportionally to the ultimate conclusion of contingencies and events that originated them.

Based on technical studies of projections of future taxable income determined according to CVM Instruction 371, the Company estimates to recover the deferred tax assets on tax losses carryforwards of the parent company and subsidiaries located in Brazil and abroad, in the following years:

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Amounts in millions of Reais
Year	2009	2010	2011	2012	Total
Amount	270	134	27	7	438

The balance of deferred income tax assets as of June 30, 2008 includes the total effect of tax loss carryforward of Brazilian subsidiaries, including the balance from the acquisition of Cervejarias Cintra Indústria e Comércio Ltda, held in May 2007 which have no expiration dates and are available for offset against future taxable income. Part of tax benefit corresponding to the tax loss carryforward of subsidiaries abroad was not recorded as an asset, as management cannot determine whether its realization is probable.

15. COMMITMENTS WITH SUPPLIERS

The Company holds agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as plastics for PET bottles, aluminum, natural gas and property, plant and equipment.

The Company has the following commitments assumed with suppliers:

On June 30, 2008
Year	2008	2009	2010	2011	Total
Amounts	1,157,501	1,285,940	1,154,561	81,808	3,679,810

On March 31, 2008
Year	2008	2009	2010	2011	Total
Amounts	1,487,641	1,325,981	1,192,631	159,317	4,165,570

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

16. OPERATING INCOME (EXPENSES), NET

	Parent Company		Consolidated
	06.30.08	06.30.07	06.30.08	06.30.07
Operating income
Subsidy for investments of subsidiary	49,926	47,332	52,991	50,707
Tax recovery (PIS / Cofins)	-	8,682	-	10,087
Negative goodwill on the advanced settlement of tax benefit	16,923	13,556	16,923	13,556
Reversal for losses from investments	12,864	-	-	-
Reversal provision of assets - Cintra	-	-	18,487	-
Other operating income	1,269	6,461	12,716	7,182
	80,982	76,031	101,117	81,532
Operating Expenses
Goodwill amortization	(30,323)	(48,367)	(419,521)	(395,294)
Exchange variation on investments abroad	(70,644)	(33,476)	(109,369)	(121,266)
PIS/Cofins on other income	(292)	-	(639)	-
Reversal other investments	-	-	(5,308)	-
Other operating income	(248)	(3,616)	(3,348)	(8,788)
	(101,507)	(85,459)	(538,185)	(525,348)
Other operating income (expenses), net	(20,525)	(9,428)	(437,068)	(443,815)

17. NON-OPERATING INCOME (EXPENSES), NET

	Parent Company		Consolidated
	06.30.08	06.30.07	06.30.08	06.30.07
Non-operating income
Gain from the interest in investees	320	831	-	3,182
Gain from the disposal of property, plant and equipment	-	-	364	1,097
Gain from the disposal of real estate held for sale	-	6,702	-	6,702
Other non-operating income	257	142	2,915	517
	577	7,675	3,279	11,498

Non-operating expenses
Provision for losses on permanent assets	(270)	-	(373)	-
Loss from the disposal of property, plant and equipment	(229)	(1,388)	-	-
Loss from the interest in investees	-	-	(20,357)	-
Provision for restructuring	-	-	(1,821)	(3,978)
Other non-operating expenses	(8)	(91)	(2,350)	(795)
	(507)	(1,479)	(24,901)	(4,773)

Total non-operating income (expenses), net	70	6,196	(21,622)	6,725

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

18. INSURANCE

The Company and its subsidiaries maintain standard programs of security, training, environment and quality in all its units, in order among other purposes, to reduce risks of accidents. In addition, it maintains insurance agreements, which coverage is determined by experts taking into consideration the nature and degree of risks, for amounts deemed sufficient to cover occasional significant losses on its assets and liabilities. Due to their nature, risk assumptions are not included in the scope of a financial statements audit, and therefore were not reviewed by our independent auditors.

19. SUBSEQUENT EVENTS

a)	Dividends and Interest Attributed to Shareholders’ Equity

The Board of Directors’ Meeting held on July 11, 2008 approved the distribution of: (i) dividends, to be deducted from the investment reserve and allocated to the minimum mandatory dividends of the fiscal year 2008, at the ratio of R$1.16 per common share and R$1.276 per preferred share, without withholding income tax, pursuant to the law in force; and (ii) interest attributed to shareholders’ equity (“JCP”), related to the period from April to June 2008, to be deducted from the investment reserve and allocated to the minimum mandatory dividends of the fiscal year 2008, at the ratio of R$0.38 per common share and R$0.418 per preferred share. The distribution of JCP was taxed pursuant to the law in force, resulting in a net distribution of JCP of R$0.323 per common share and R$0.3553 per preferred share.

The abovementioned payments were made as from July 31, 2008 (by referendum of the next Annual General Meeting relating to the fiscal year that will end on December 31, 2008), based on the shareholding July 16, 2008, for the shareholders of Bovespa and on July 21, 2008, for the shareholders of NYSE, without monetary restatement. The shares and ADRs were traded ex-dividends as of July 17, 2008.

The total net amount distributed as dividends and interest attributed to shareholders’ equity was R$1.483 per common share and R$1.6313 per preferred share.

The shares subscribed and paid-up due to the capital increase approved at the Extraordinary General Meeting held on April 28, 2008, whose subscribers did not appear within the 30-day term approved at the Board of Directors Meeting occurred on June 18, 2008, which ended on July 21, 2008, were also entitled to receive dividends and interest attributed to shareholders’ equity.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

b)	Ratification of the Capital Increase and Payment of Shares Withdrawn

At a Board of Directors Meeting held on July 25, 2008, it was verified the subscription and payment, by the Company’s shareholders, of 431,336 new common shares and 61,451 new preferred shares issued according to the resolution of the Extraordinary General Meeting held on April 28, 2008, representing, therefore, a capital stock increase of the Company in the amount of R$55,662. Consequently, the Company’s capital stock started to be R$6,599,777, divided into 614,912 thousand shares, with 345,508 thousand common shares and 269,404 thousand preferred shares.

The same meeting also approved the return as of July 25, 2008 of the amounts used for the payment of the shares whose shareholders exercised opportunely the right to withdraw approved at the Company’s Board of Directors meeting held on June 18, 2008.

In view of the aforementioned changes, the Company carried out the reclassification of part of the Advance for future capital increase, which was recorded in the Shareholders’ Equity, to the account Other liabilities in the Current liabilities in the amount of R$14,578.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

05.01 - COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

For further information on the Company’s performance in the quarter, see the Comments on the Company’s Consolidated Performance.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2008	4 – 3/31/2008
1	Total Assets	33,303,781	34,118,461
1.01	Current Assets	6,597,198	6,733,557
1.01.01	Available funds	1,861,371	1,895,526
1.01.01.01	Cash and cash equivalents	1,861,371	1,895,526
1.01.02	Credits	1,613,762	1,616,833
1.01.02.01	Clients	1,006,623	965,354
1.01.02.02	Sundry Credits	607,139	651,479
1.01.02.02.01	Securities	37,168	140,261
1.01.02.02.02	Taxes recoverable	569,971	511,218
1.01.03	Inventories	1,566,407	1,599,086
1.01.03.01	Finished products	487,292	434,810
1.01.03.02	Work in process	94,434	92,265
1.01.03.03	Raw materials	577,822	648,885
1.01.03.04	Production materials	263,649	276,698
1.01.03.05	Supplies and other	147,857	157,582
1.01.03.06	Provision for losses	(4,647)	(11,154)
1.01.04	Other	1,555,658	1,622,112
1.01.04.01	Dividends and/or Interest attributed to shareholders’ equity	0	0
1.01.04.02	Deferred income and social contribution taxes	825,893	791,101
1.01.04.03	Prepaid expenses	437,792	471,390
1.01.04.04	Deferred result of financial instruments	74,951	78,547
1.01.04.05	Other assets	217,022	281,074
1.02	Non-current assets	26,706,583	27,384,904
1.02.01	Long-term assets	4,128,211	4,214,391
1.02.01.01	Sundry Credits	3,636,939	3,751,967
1.02.01.01.01	Compulsory, judicial deposits and tax incentives	418,461	423,524
1.02.01.01.02	Advances to employees for the purchase of shares	33,265	36,344
1.02.01.01.03	Deferred income and social contribution taxes	2,622,388	2,812,046
1.02.01.01.04	Financial investments	225,295	242,796
1.02.01.01.05	Deferred result of financial instruments	337,530	237,257
1.02.01.02	Credits with Related Parties	470	237
1.02.01.02.01	Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	470	237
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	490,802	462,187
1.02.01.03.01	Assets held for sale	98,906	101,181
1.02.01.03.02	Prepaid expenses	136,459	117,819
1.02.01.03.03	Assets surplus - AmBev Institute	18,503	18,503
1.02.01.03.04	Recoverable taxes	201,709	200,909
1.02.01.03.05	Other assets	35,225	23,775
1.02.02	Permanent Assets	22,578,372	23,170,513

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2008	4 - 3/31/2008
1.02.02.01	Investments	14,657,466	15,133,591
1 .02.02.01.01	Interest in direct and indirect associated companies	0	0
1.02.02.01.02	Interest in direct and indirect associated companies – Goodwill	0	0
1.02.02.01.03	Interest in subsidiaries	18,790	18,113
1.02.02.01.04	Interest in subsidiaries – Goodwill	14,618,510	15,083,440
1.02.02.01.05	Other investments	20,166	32,038
1.02.02.02	Property, plant and equipment	5,482,680	5,504,950
1.02.02.03	Intangible assets	434,173	416,156
1.02.02.04	Deferred charges	2,004,053	2,115,816

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2008	4 - 3/31/2008
2	Total liabilities	33,303,781	34,118,461
2.01	Current liabilities	8,133,460	7,477,775
2.01.01	Loans and financings	3,444,406	2,963,990
2.01.02	Debentures	57,944	54,441
2.01.03	Suppliers	1,641,724	1,522,804
2.01.04	Taxes, charges and contributions	1,139,698	1,034,653
2.01.04.01	Income and social contribution taxes	242,117	77,688
2.01.04.02	Other taxes and contributions payable	897,581	956,965
2.01.05	Dividends payable	304,993	295,562
2.01.05.01	Dividends payable	53,573	14,006
2.01.05.02	Provision for interest attributed to shareholders’ equity	251,420	281,556
2.01.06	Provisions	213,370	226,272
2.01.07	Accounts payable to related parties	9,138	6,534
2.01.08	Other	1,322,187	1,373,519
2.01.08.01	Payroll, profit sharing and related charges	299,779	369,018
2.01.08.02	Unrealized loss on derivatives	364,764	360,284
2.01.08.03	Marketing accounts payable	355,946	322,508
2.01.08.04	Provision for restructuring	10,214	19,234
2.01.08.04	Other liabilities	291,484	302,475
2.02	Non-current liabilities	8,481,809	9,217,225
2.02.01	Long-term liabilities	8,250,956	9,021,866
2.02.01.01	Loans and financings	4,465,442	5,177,405
2.02.01.02	Debentures	2,065,080	2,065,080
2.02.01.03	Provisions	804,968	808,335
2.02.01.03.01	For contingencies	804,968	808,335
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advances for future capital increase	0	0
2.02.01.06	Other	915,466	971,046
2.02.01.06.01	Deferral of taxes on sales	584,153	587,169
2.02.01.06.02	Provision for medical assistance benefits/Other	160,953	192,394
2.02.01.06.03	Deferred income and social contribution taxes	138,362	157,030
2.02.01.06.04	Deferred net income of debt swap operations	0	0
2.02.01.06.05	Other liabilities	31,998	34,453
2.02.02	Future taxable income	230,853	195,359
2.03	Non-controlling shareholders’ interest	2,909	37,428
2.04	Shareholders' equity	16,685,603	17,386,033
2.04.01	Paid-in capital stock	6,544,115	6,105,207
2.04.02	Capital reserves	7,812,055	8,279,100
2.04.02.01	Stock option premium	0	0
2.04.02.02	Goodwill in the subscription of shares	4,989,897	9,254,480
2.04.02.03	Tax incentives	698,049	698,178

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2008	4 - 3/31/2008
2.04.02.04	Treasury shares	(107,636)	(1,673,558)
2.04.02.05	Advances for Future Capital Increase	55,662	0
2.04.02.06	Special Goodwill Reserve IN 319/99	2,176,083	0
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiaries/direct and indirect associated companies	0	0
2.04.04	Profit reserves	1,182,041	2,521,035
2.04.04.01	Legal	208,832	208,832
2.04.04.02	Statutory	973,209	2,312,203
2.04.04.02.01	For investments	973,209	2,312,203
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other profit reserves	0	0
2.04.05	Retained earnings / accumulated losses	1,147,392	480,691
2.04.06	Advances for future capital increase	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2008 to 6/30/2008	4 - 1/1/2008 to 6/30/2008	5 - 4/1/2007 to 6/30/2007	6 - 1/1/2007 to 6/30/2007
3.01	Gross sales and/or services	8,891,589	18,010,996	8,256,361	16,871,536
3.02	Gross sales deductions	(4,152,142)	(8,423,761)	(3,731,308)	(7,691,481)
3.03	Net sales and/or services	4,739,447	9,587,235	4,525,053	9,180,055
3.04	Cost of sales and/or services	(1,635,042)	(3,279,884)	(1,561,107)	(3,110,883)
3.05	Gross profit	3,104,405	6,307,351	2,963,946	6,069,172
3.06	Operating expenses/income	(2,317,617)	(4,403,051)	(2,187,105)	(4,232,289)
3.06.01	Selling	(1,049,775)	(2,092,596)	(1,026,943)	(2,011,867)
3.06.02	General and administrative	(499,266)	(1,001,896)	(379,496)	(774,074)
3.06.02.01	Administrative expenses	(190,044)	(385,463)	(198,323)	(387,183)
3.06.02.02	Management fees	(7,840)	(13,576)	(9,155)	(209)
3.06.02.03	Depreciation and amortization	(279,228)	(548,606)	(208,449)	(396,008)
3.06.02.04	Provision for contingencies	(22,154)	(54,251)	36,431	9,326
3.06.03	Financial	(334,074)	(606,302)	(337,216)	(633,417)
3.06.03.01	Financial income	46,512	117,886	23,655	52,726
3.06.03.02	Financial expenses	(380,586)	(724,188)	(360,871)	(686,143)
3.06.04	Other operating income	101,117	160,216	81,532	138,705
3.06.05	Other operating expenses	(538,185)	(881,740)	(525,348)	(952,115)
3.06.06	Equity accounting results	2,566	19,267	366	479
3.07	Operating income	786,788	1,904,300	776,841	1,836,883
3.08	Non-operating income	(21,622)	(24,897)	6,725	14,358
3.08.01	Income	3,181	8,144	11,498	21,368
3.08.02	Expenses	(24,803)	(33,041)	(4,773)	(7,010)
3.09	Income before taxes/profit sharing	765,166	1,879,403	783,566	1,851,241
3.10	Provision for income and social contribution taxes	(214,199)	(444,684)	(204,504)	(404,264)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2008 to 6/30/2008	4 - 1/1/2008 to 6/30/2008	5 - 4/1/2007 to 6/30/2007	6 - 1/1/2007 to 6/30/2007
3.11	Deferred income tax	(139,862)	(250,033)	(90,295)	(313,516)
3.12	Statutory Contributions/Profit Sharing	(13,380)	(29,289)	(41,932)	(32,315)
3.12.01	Profit Sharing	(13,380)	(29,289)	(41,932)	(32,315)
3.12.01.01	Employees	(13,338)	(27,449)	(40,556)	(31,741)
3.12.01.02	Management	(42)	(1,840)	(1,376)	(574)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.14	Minority interest	4,358	(9,490)	1,872	(6,578)
3.15	Net income for the period	402,083	1,145,907	448,707	1,094,568
	NUMBER OF OUTSTANDING SHARES EXCLUDING TREASURY SHARES (in thousands)	613,664	613,664	622,998	622,998
	EARNINGS PER SHARE (Reais)	0.65522	1.86732	0.72024	1.75694
	LOSS PER SHARE (Reais)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 – ITEM	2 - NAME OF SUBSIDIARY/ ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %	7 – TYPE OF COMPANY	8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	C.R.B.S. S/A	56.228.356/0001-31	PRIVATE SUBSIDIARY	0.01	0.00	COMMERCIAL, INDUSTRIAL AND OTHER	3	3
02	DAHLEN S/A	. . / -	PRIVATE SUBSIDIARY	100.00	0.22	COMMERCIAL, INDUSTRIAL AND OTHER	480	480
03	BSA BEBIDAS LTDA.	00.838.818/0001-88	PRIVATE SUBSIDIARY	100.00	0.06	COMMERCIAL, INDUSTRIAL AND OTHER	31,595	31,595
04	AMBEV BRASIL BEBIDAS LTDA	73.082.158/0001-21	PRIVATE SUBSIDIARY	99.50	1.58	COMMERCIAL, INDUSTRIAL AND OTHER	77,084	77,084
05	ANEP ANTARTICA PAULISTA EMPREEND. E PAP	01.131.570/0001-83	PRIVATE SUBSIDIARY	100.00	0.57	COMMERCIAL, INDUSTRIAL AND OTHER	669,019	669,019
06	FRATELLI VITA BEBIDAS S/A	73.626.293/0001-90	PRIVATE SUBSIDIARY	77.97	1.82	COMMERCIAL, INDUSTRIAL AND OTHER	345	345
07	HOHNECK	. . / -	PRIVATE SUBSIDIARY	50.69	3.01	COMMERCIAL, INDUSTRIAL AND OTHER	602,468	602,468
08	AGREGA INTELIGÊNCIA EM COMPRAS LTDA.	04.294.012/0001-27	PRIVATE SUBSIDIARY	50.00	0.05	COMMERCIAL, INDUSTRIAL AND OTHER	55	55
09	GOLDENSAND COM.SERV.SOC.UNIPESSOAL LDA	. . / -	PRIVATE SUBSIDIARY	100.00	0.00	COMMERCIAL, INDUSTRIAL AND OTHER	1	1

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 – ITEM	2 - NAME OF SUBSIDIARY/ ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %	7 – TYPE OF COMPANY	8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

10	AROSUCO AROMAS E SUCOS LTDA.	03.134.910/0001-55	PRIVATE SUBSIDIARY	99.70	4.12	COMMERCIAL, INDUSTRIAL AND OTHER	1	1
11	LABATT HOLDING APS	. . / -	PRIVATE SUBSIDIARY	99.99	70.96	COMMERCIAL, INDUSTRIAL AND OTHER	1,000,017	1,000,017
12	MALTARIA PAMPA S/A	. . / -	PRIVATE SUBSIDIARY	60.00	0.86	COMMERCIAL, INDUSTRIAL AND OTHER	1,439,147	1,439,147
13	EAGLE DISTRIBUIDORA DE BEBIDAS LTDA.	12.268.405/0001-94	PRIVATE SUBSIDIARY	95.43	14.02	COMMERCIAL, INDUSTRIAL AND OTHER	390	278
14	LAMBIC HOLDING	. . / -	PRIVATE SUBSIDIARY	87.09	2.04	COMMERCIAL, INDUSTRIAL AND OTHER	13,641	13,641
15	FAZENDA DO POÇO S/S-AGRÍCOLA E FLOREST.	04.768.362/0001-88	PRIVATE SUBSIDIARY	91.41	0.00	COMMERCIAL, INDUSTRIAL AND OTHER	967	967
16	QUILMES INDUSTRIAL S.A	. . / -	PRIVATE SUBSIDIARY	42.43	3.92		459,039	459,039
17	AMBEV INTERNATIONAL.	. . / -	PRIVATE SUBSIDIARY	100.00	0.17	COMMERCIAL, INDUSTRIAL AND OTHER	70	50
18	CERVEJARIAS REUNIDAS SKOL CARACU S/A	33.719.311/0001-64	PRIVATE SUBSIDIARY	11.84	0.49	COMMERCIAL, INDUSTRIAL AND OTHER	1	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 – COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	01
2 - No. ORDER	1
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2006/030
4 - REGISTRY DATE AT CVM	07/28/2006
5 - ISSUED SERIES	1
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	07/01/2006
9 - EXPIRATION DATE	07/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	Interest on 101.75% of the CDI Rate
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10,000.00
14- AMOUNT ISSUED (Thousands of Reais)	817,050
15- NUMBER OF SECURITIES ISSUED (UNIT)	81,705
16 - OUTSTANDING SECURITIES (UNIT)	81,705
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 – COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	02
2 - No. ORDER	2
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2006/031
4 - REGISTRY DATE AT CVM	07/28/2006
5 - ISSUED SERIES	2
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	07/01/2006
9 - EXPIRATION DATE	07/01/2012
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	Interest on 102.50% of the CDI Rate
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10,000.00
14- AMOUNT ISSUED (Thousands of Reais)	1,248,030
15- NUMBER OF SECURITIES ISSUED (UNIT)	124,803
16 - OUTSTANDING SECURITIES (UNIT)	124,803
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

16.01 - OTHER INFORMATION DEEMED AS REVELANT BY THE COMPANY

STATEMENTS OF CONSOLIDATED CASH FLOW
For the quarters ended on June 30, 2008 and 2007

In thousands of Reais
	6.30.08	6.30.07
Operating activities
Net income for the quarter	402,083	448,707
Expenses (income) not affecting cash and cash equivalents
Depreciation and amortization of deferred charges	401,187	321,287
Amortized goodwill, net of realized negative goodwill	419,521	395,294
Tax, labor and other contingencies	22,154	(36,432)
Negative goodwill in the settlement of tax incentives	(16,923)	(13,556)
Financial charges on tax and fiscal contingencies	11,246	48,199
Provision (reversal) for losses in inventories and permanent assets	373	(3,480)
Provision for restructuring	1,821	3,978
Financial charges and variations on the stock ownership plan	(2,045)	(1,268)
Financial charges and variations on taxes and contributions	18,629	(2,734)
Loss in the disposal/write-off of permanent assets	3,406	16,162
Exchange variation and charges on financings	22,919	242,081
Exchange variation and unrealized gains (losses) on financial assets	(46,209)	(13,782)
Decrease in deferred income and social contribution taxes	139,862	90,295
Exchange variation on subsidiaries abroad that do not affect cash	(109,369)	121,099
Minority interest	(4,357)	(1,872)
Equity in the results of subsidiaries	(2,567)	(366)
Loss (Recovery) of extemporaneous credits	639	(10,087)
Interest gain (loss) in subsidiaries	20,357	(3,182)
Decrease (increase) in assets
Trade accounts receivable	(84,424)	(63,484)
Taxes recoverable	(1,897)	79,275
Inventories	(69,833)	16,834
Judicial deposits	(9,332)	(14,681)
Prepaid expenses	63,478	41,154
Other	49,493	(37,422)

Increase (decrease) in liabilities
Suppliers	202,808	141,658
Salaries, profit sharing and social charges	(57,793)	1,163
Income tax, social contribution and other taxes	12,856	143,357
Contingencies paid	(18,630)	(38,623)
Other	56,397	119,132

Cash generated by operating activities	1,425,850	1,988,706

Investing activities
Marketable securities, maturity over 90 days	81,637	(180,223)
Acquisition of investments, net of acquired cash	(17,576)	(39,507)
Initial cash – Consolidation of new company	-	3,472
Disposal of property, plant and equipment and investments	21,302	25,616
Capital increase in subsidiary	-	(12,723)
Acquisition of property, plant and equipment	(466,979)	(404,254)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

16.01 - OTHER INFORMATION DEEMED AS REVELANT BY THE COMPANY

Expenditures in deferred charges	-	(876)

Cash used in investing activities	(381,616)	(608,495)

Financing activities
Financings
Issuance	2,463,095	2,230,873
Amortization	(2,450,205)	(2,481,788)
Changes in the capital of minority shareholders	21,001	(3,405)
Capital increase / AFAC	55,662	133,810
Advances to employees for purchase of shares - Plan	26,145	55,112
Share buyback	(105,678)	(1,373,551)
Payment of dividends and interest attributed to shareholders’ equity	(1,081,431)	(213,375)

Cash used in financing activities	(1,071,411)	(1,652,324)

Exchange rate gains or losses on cash	(6,978)	(37,487)

Increase in cash and cash equivalents	(34,155)	(309,600)

Opening balance of cash and cash equivalents	1,895,526	1,689,521
Closing balance of cash and cash equivalents	1,861,371	1,379,921

Increase in cash and cash equivalents	(34,155)	(309,600)

Additional information on cash flow
Payment of interest on loans	182,713	170,954
Payment of income and social contribution taxes on net profits	179,177	47,749

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

17.01 - SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

Independent auditors report on review

To
the Management of
Companhia de Bebidas das Américas - AmBev
São Paulo - SP

1.
We have reviewed the accounting information included in the Quarterly Information (ITR) of Companhia de Bebidas das Américas - AmBev and of this Company and its subsidiaries (consolidated information) related to the quarter ended June 30, 2008, including the balance sheets, the statements of income, the statement of cash flows, the performance report and footnotes, which are the responsibility of its management.

2.
Our review was performed in accordance with specific standards established by IBRACON - the Brazilian Institute of Independent Auditors, together with the Federal Accounting Council - CFC, and mainly consisted of: (a) inquiries and discussions with the persons responsible for the Company’s accounting, financial and operational areas as to the main criteria adopted for the preparation of the Quarterly Information; and (b) review of information and subsequent events that had or might have had material effects on the financial position and operations of the Company and its subsidiaries.

3.
Based on our review, we are not aware of any material modification that should be made to the accounting information included in the Quarterly Information mentioned above for these to be in accordance with the rules established by the Brazilian Securities Commission - CVM specifically applicable to the preparation of the Quarterly Information, including CVM Instruction nº 469/08.

4.
As mentioned in Note 2a, on December 28, 2007, Law nº 11,638/07 was promulgated, which came into effect as from January 1, 2008. This Law changed, revoked and introduced new provisions to Law nº 6,404/76 (Brazilian Corporate Law), resulting in changes to the accounting practices adopted in Brazil. Although the referring Law has already came into effect, certain changes introduced by this Law depend on the issuance of formal guidance and definitions from the regulatory bodies before being applied by the companies. Consequently, at this transitional phase, the CVM, through CVM Instruction nº 469/08, allowed the non-application of all provisions introduced by Law nº 11,638/07 in the preparation of the Quarterly Information (ITR). Therefore, the accounting information included in the Quarterly Information for the quarter ended June 30, 2008, were prepared in accordance with specific CVM instructions and do not contemplate all changes to the accounting practices introduced by Law nº 11,638/07.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

17.01 - SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

August 12, 2008

KPMG Auditores Independentes
CRC 2SP014428/O-6

Pedro Augusto de Melo
Accountant CRC 1SP113939/O-8

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 – COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	6
03	01	STATEMENT OF INCOME	8
04	01	NOTES TO THE FINANCIAL STATEMENTS	10
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	58
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	59
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	61
07	01	CONSOLIDATED STATEMENT OF INCOME	63
09	01	HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	65
10	01	CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	67
16	01	OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY	69
17	01	SPECIAL REVIEW REPORT	71
		C.R.B.S. S/A
		DAHLEN S/A
		BSA BEBIDAS LTDA
		AMBEV BRASIL BEBIDAS LTDA
		ANEP ANTARCTICA PAULISTA EMPREEND. E PAP
		FRATELLI VITA BEBIDAS S/A
		HOHNECK
		AGREGA INTELIGÊNCIA EM COMPRAS LTDA
		GOLDENSAND COM.SERV.SOC.UNIPESSOAL LDA
		AROSUCO AROMAS E SUCOS LTDA
		LABATT HOLDING APS
		MALTARIA PAMPA S/A
		EAGLE DISTRIBUIDORA DE BEBIDAS LTDA
		LAMBIC HOLDING
		FAZENDA DO POCO S/A AGRICOLA E FLOREST.
		QUILMES INDUSTRIAL S/A
		AMBEV INTERNATIONAL
		CERVEJARIAS REUNIDAS SKOL CARACU S/A	/72

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

Date: August 12, 2008	By:	/s/ Graham David Staley

Graham David Staley Chief Financial Officer and Investor Relations